UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	or	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐		No ☒

* If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

The information, documents and exhibits set forth in this Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of Sumitomo Mitsui Financial Group, Inc.’s Registration Statement on Form F-3 (File No. 333-228913) and to be a part of such prospectus from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2020 and 2021

2.	Independent Auditor’s Report on the Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2020 and 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
	Name:	Toru Nakashima
	Title:	Senior Managing Executive Officer Group Chief Financial Officer

Date: July 5, 2021

AUDITED CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED MARCH 31, 2020 AND 2021

On June 29, 2021, we published our consolidated financial statements as of and for the years ended March 31, 2020 and 2021 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our annual securities report (yukashoken hokokusho) for the year ended March 31, 2021 filed by us with the relevant Japanese authorities. This document includes such audited consolidated financial statements and the notes thereto. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

March 31	Millions of yen				Millions of U.S. dollars
	2020		2021		2021
Assets:
Cash and due from banks	*8	¥61,768,573	*8	¥72,568,875	$655,486
Call loans and bills bought		896,739		2,553,463	23,064
Receivables under resale agreements		8,753,816		5,565,119	50,268
Receivables under securities borrowing transactions		5,005,103		5,827,448	52,637
Monetary claims bought		4,559,429		4,665,244	42,139
Trading assets	*8	7,361,253	*2, *8	6,609,195	59,698
Money held in trust		353		309	3
Securities	*1, *8, *16	27,128,751	*1, *2, *8, *16	36,549,043	330,133
Loans and bills discounted	*3, *4, *5, *6, *7, *8, *9	82,517,609	*3, *4, *5, *6, *7, *8, *9	85,132,738	768,971
Foreign exchanges	*7	2,063,284	*7	2,173,189	19,630
Lease receivables and investment assets		219,733		236,392	2,135
Other assets	*8	8,298,393	*8	8,590,785	77,597
Tangible fixed assets	*10, *11, *12	1,450,323	*10, *11, *12	1,458,991	13,178
Assets for rent		506,755		465,147	4,201
Buildings		341,505		370,531	3,347
Land		423,346		457,920	4,136
Lease assets		28,933		23,589	213
Construction in progress		46,138		17,394	157
Other tangible fixed assets		103,645		124,408	1,124
Intangible fixed assets		753,579		738,759	6,673
Software		440,407		475,360	4,294
Goodwill		194,289		147,508	1,332
Lease assets		986		769	7
Other intangible fixed assets		117,896		115,120	1,040
Net defined benefit asset		230,573		565,534	5,108
Deferred tax assets		26,314		29,840	270
Customers’ liabilities for acceptances and guarantees		9,308,882		9,978,396	90,131
Reserve for possible loan losses		(479,197)		(659,017)	(5,953)

Total assets		¥219,863,518		¥242,584,308	$2,191,169

(Continued)

March 31	Millions of yen				Millions of U.S. dollars
	2020		2021		2021
Liabilities and net assets:
Liabilities:
Deposits	*8	¥127,042,217	*8	¥142,026,156	$1,282,867
Negotiable certificates of deposit		10,180,435		12,570,617	113,545
Call money and bills sold		3,740,539		1,368,515	12,361
Payables under repurchase agreements	*8	13,237,913	*8	15,921,103	143,809
Payables under securities lending transactions	*8	2,385,607	*8	2,421,353	21,871
Commercial paper		1,409,249		1,686,404	15,233
Trading liabilities		6,084,528		5,357,649	48,394
Borrowed money	*8, *13	15,210,894	*8, *13	17,679,690	159,694
Foreign exchanges		1,461,308		1,113,037	10,054
Short-term bonds		379,000		585,000	5,284
Bonds	*14	9,235,639	*14	9,043,031	81,682
Due to trust account	*8, *15	1,811,355	*8, *15	2,321,223	20,967
Other liabilities		7,011,967		7,741,638	69,927
Reserve for employee bonuses		73,868		89,522	809
Reserve for executive bonuses		3,362		4,408	40
Net defined benefit liability		35,777		35,334	319
Reserve for executive retirement benefits		1,270		1,081	10
Reserve for point service program		26,576		24,655	223
Reserve for reimbursement of deposits		4,687		9,982	90
Reserve for losses on interest repayment		142,890		140,758	1,271
Reserves under the special laws		3,145		3,902	35
Deferred tax liabilities		257,384		532,193	4,807
Deferred tax liabilities for land revaluation	*10	30,111	*10	29,603	267
Acceptances and guarantees	*8	9,308,882	*8	9,978,396	90,131

Total liabilities		209,078,615		230,685,262	2,083,689

Net assets:
Capital stock		2,339,964		2,341,274	21,148
Capital surplus		692,003		693,205	6,261
Retained earnings		6,336,311		6,492,586	58,645
Treasury stock		(13,983)		(13,698)	(124)

Total stockholders’ equity		9,354,296		9,513,367	85,931

Net unrealized gains (losses) on other securities		1,371,407		2,094,605	18,920
Net deferred gains (losses) on hedges		82,257		14,723	133
Land revaluation excess	*10	36,878	*10	36,251	327
Foreign currency translation adjustments		(32,839)		40,390	365
Accumulated remeasurements of defined benefit plans		(92,030)		127,080	1,148

Total accumulated other comprehensive income		1,365,673		2,313,051	20,893

Stock acquisition rights		2,064		1,791	16
Non-controlling interests		62,869		70,836	640

Total net assets		10,784,903		11,899,046	107,479

Total liabilities and net assets		¥219,863,518		¥242,584,308	$2,191,169

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2020		2021		2021
Ordinary income		¥4,591,873		¥3,902,307	$35,248
Interest income		2,486,699		1,853,039	16,738
Interest on loans and discounts		1,693,016		1,367,726	12,354
Interest and dividends on securities		346,822		283,786	2,563
Interest on call loans and bills bought		15,890		11,896	107
Interest on receivables under resale agreements		31,449		10,056	91
Interest on receivables under securities borrowing transactions		21,247		4,407	40
Interest on deposits with banks		80,924		17,891	162
Interest on lease transactions		7,307		6,540	59
Interest on deferred payment		30,335		24,712	223
Other interest income		259,705		126,021	1,138
Trust fees		4,701		4,895	44
Fees and commissions		1,287,538		1,298,373	11,728
Trading income		262,826		199,647	1,803
Other operating income		297,290		365,761	3,304
Lease-related income		39,123		32,155	290
Other		258,166		333,606	3,013
Other income		252,816		180,589	1,631
Recoveries of written-off claims		12,414		12,850	116
Other	*1	240,401	*1	167,739	1,515
Ordinary expenses		3,659,809		3,191,288	28,826
Interest expenses		1,179,770		517,822	4,677
Interest on deposits		441,477		152,094	1,374
Interest on negotiable certificates of deposit		131,849		35,876	324
Interest on call money and bills sold		10,284		1,786	16
Interest on payables under repurchase agreements		131,320		7,097	64
Interest on payables under securities lending transactions		1,111		203	2
Interest on commercial paper		31,525		6,029	54
Interest on borrowed money		57,632		37,667	340
Interest on short-term bonds		29		63	1
Interest on bonds		220,874		204,509	1,847
Other interest expenses		153,666		72,492	655
Fees and commissions payments		204,188		204,352	1,846
Other operating expenses		186,511		193,354	1,746
Lease-related expenses		26,514		23,419	212
Other		159,997		169,935	1,535
General and administrative expenses	*2	1,739,603	*2	1,747,144	15,781
Other expenses		349,734		528,613	4,775
Provision for reserve for possible loan losses		70,571		233,875	2,113
Other	*3	279,163	*3	294,737	2,662

Ordinary profit		932,064		711,018	6,422

(Continued)
	Millions of yen				Millions of U.S. dollars
Year ended March 31	2020		2021		2021
Extraordinary gains		¥23,896		¥9,440	$85
Gains on disposal of fixed assets		1,855		9,035	82
Other extraordinary gains	*4	22,040	*4	404	4
Extraordinary losses		67,314		48,222	436
Losses on disposal of fixed assets		1,910		4,939	45
Losses on impairment of fixed assets	*5	65,106	*5	42,525	384
Provision for reserve for eventual future operating losses from financial instruments transactions		297		757	7

Income before income taxes		888,646		672,237	6,072

Income taxes-current		213,526		225,523	2,037
Income taxes-deferred		(45,842)		(69,177)	(625)

Income taxes		167,684		156,346	1,412

Profit		720,962		515,890	4,660

Profit attributable to non-controlling interests		17,078		3,077	28

Profit attributable to owners of parent		¥703,883		¥512,812	$4,632

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Millions of yen				Millions of U.S. dollars
Year ended March 31	2020		2021		2021
Profit		¥720,962		¥515,890	$4,660
Other comprehensive income (losses)	*1	(347,990)	*1	949,124	8,573
Net unrealized gains (losses) on other securities		(314,792)		718,428	6,489
Net deferred gains (losses) on hedges		166,177		(82,494)	(745)
Land revaluation excess		(39)		—	—
Foreign currency translation adjustments		(74,052)		80,177	724
Remeasurements of defined benefit plans		(84,420)		217,424	1,964
Share of other comprehensive income of affiliates		(40,864)		15,587	141

Total comprehensive income		372,971		1,465,014	13,233

Comprehensive income attributable to owners of parent		355,302		1,460,228	13,190
Comprehensive income attributable to non-controlling interests		17,669		4,785	43

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Year ended March 31, 2020	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,339,443	¥739,047	¥5,992,247	¥(16,302)	¥9,054,436
Changes in the fiscal year
Issuance of new stock	521	521			1,043
Cash dividends			(255,834)		(255,834)
Profit attributable to owners of parent			703,883		703,883
Purchase of treasury stock				(100,088)	(100,088)
Disposal of treasury stock		(250)		733	483
Cancellation of treasury stock		(101,673)		101,673	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(47,565)			(47,565)
Decrease due to decrease in subsidiaries			(945)		(945)
Decrease due to decrease in affiliates accounted for by the equity method			(679)		(679)
Reversal of land revaluation excess			(435)		(435)
Transfer from retained earnings to capital surplus		101,923	(101,923)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	521	(47,044)	344,064	2,318	299,860

Balance at the end of the fiscal year	¥2,339,964	¥692,003	¥6,336,311	¥(13,983)	¥9,354,296

Year ended March 31, 2020	Millions of yen
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,688,852	¥(54,650)	¥36,547	¥50,379	¥(7,244)	¥1,713,884
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in subsidiaries
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	(317,445)	136,907	331	(83,219)	(84,785)	(348,211)

Net changes in the fiscal year	(317,445)	136,907	331	(83,219)	(84,785)	(348,211)

Balance at the end of the fiscal year	¥1,371,407	¥82,257	¥36,878	¥(32,839)	¥(92,030)	¥1,365,673

Year ended March 31, 2020	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥4,750	¥678,540	¥ 11,451,611
Changes in the fiscal year
Issuance of new stock			1,043
Cash dividends			(255,834)
Profit attributable to owners of parent			703,883
Purchase of treasury stock			(100,088)
Disposal of treasury stock			483
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(47,565)
Decrease due to decrease in subsidiaries			(945)
Decrease due to decrease in affiliates accounted for by the equity method			(679)
Reversal of land revaluation excess			(435)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(2,685)	(615,671)	(966,568)

Net changes in the fiscal year	(2,685)	(615,671)	(666,708)

Balance at the end of the fiscal year	¥2,064	¥62,869	¥ 10,784,903

(Continued)

Year ended March 31, 2021	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,339,964	¥692,003	¥6,336,311	¥(13,983)	¥9,354,296
Cumulative effects of changes in accounting policies			(41,849)		(41,849)
Restated balance	2,339,964	692,003	6,294,462	(13,983)	9,312,447
Changes in the fiscal year
Issuance of new stock	1,309	1,308			2,618
Cash dividends			(267,143)		(267,143)
Profit attributable to owners of parent			512,812		512,812
Purchase of treasury stock				(61)	(61)
Disposal of treasury stock		(65)		347	281
Changes in shareholders’ interest due to transaction with non-controlling interests		(106)			(106)
Decrease due to decrease in affiliates accounted for by the equity method			(48,054)		(48,054)
Reversal of land revaluation excess			574		574
Transfer from retained earnings to capital surplus		65	(65)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	1,309	1,202	198,123	285	200,920

Balance at the end of the fiscal year	¥2,341,274	¥693,205	¥6,492,586	¥(13,698)	¥9,513,367

Year ended March 31, 2021	Millions of yen
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,371,407	¥82,257	¥36,878	¥(32,839)	¥(92,030)	¥1,365,673
Cumulative effects of changes in accounting policies
Restated balance	1,371,407	82,257	36,878	(32,839)	(92,030)	1,365,673
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	723,198	(67,533)	(627)	73,229	219,110	947,377

Net changes in the fiscal year	723,198	(67,533)	(627)	73,229	219,110	947,377

Balance at the end of the fiscal year	¥2,094,605	¥14,723	¥36,251	¥40,390	¥127,080	¥2,313,051

Year ended March 31, 2021	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥2,064	¥62,869	¥10,784,903
Cumulative effects of changes in accounting policies			(41,849)
Restated balance	2,064	62,869	10,743,054
Changes in the fiscal year
Issuance of new stock			2,618
Cash dividends			(267,143)
Profit attributable to owners of parent			512,812
Purchase of treasury stock			(61)
Disposal of treasury stock			281
Changes in shareholders’ interest due to transaction with non-controlling interests			(106)
Decrease due to decrease in affiliates accounted for by the equity method			(48,054)
Reversal of land revaluation excess			574
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(272)	7,967	955,071

Net changes in the fiscal year	(272)	7,967	1,155,992

Balance at the end of the fiscal year	¥1,791	¥70,836	¥11,899,046

(Continued)

Year ended March 31, 2021	Millions of U.S. dollars
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	$21,136	$6,251	$57,233	$(126)	$84,494
Cumulative effects of changes in accounting policies			(378)		(378)
Restated balance	21,136	6,251	56,855	(126)	84,116
Changes in the fiscal year
Issuance of new stock	12	12			24
Cash dividends			(2,413)		(2,413)
Profit attributable to owners of parent			4,632		4,632
Purchase of treasury stock				(1)	(1)
Disposal of treasury stock		(1)		3	3
Changes in shareholders’ interest due to transaction with non-controlling interests		(1)			(1)
Decrease due to decrease in affiliates accounted for by the equity method			(434)		(434)
Reversal of land revaluation excess			5		5
Transfer from retained earnings to capital surplus		1	(1)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	12	11	1,790	3	1,815

Balance at the end of the fiscal year	$21,148	$6,261	$58,645	$(124)	$85,931

Year ended March 31, 2021	Millions of U.S. dollars
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	$12,387	$743	$333	$(297)	$(831)	$12,336
Cumulative effects of changes in accounting policies
Restated balance	12,387	743	333	(297)	(831)	12,336
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	6,532	(610)	(6)	661	1,979	8,557

Net changes in the fiscal year	6,532	(610)	(6)	661	1,979	8,557

Balance at the end of the fiscal year	$18,920	$133	$327	$365	$1,148	$20,893

Year ended March 31, 2021	Millions of U.S. dollars
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	$19	$568	$97,416
Cumulative effects of changes in accounting policies			(378)
Restated balance	19	568	97,038
Changes in the fiscal year
Issuance of new stock			24
Cash dividends			(2,413)
Profit attributable to owners of parent			4,632
Purchase of treasury stock			(1)
Disposal of treasury stock			3
Changes in shareholders’ interest due to transaction with non-controlling interests			(1)
Decrease due to decrease in affiliates accounted for by the equity method			(434)
Reversal of land revaluation excess			5
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(2)	72	8,627

Net changes in the fiscal year	(2)	72	10,442

Balance at the end of the fiscal year	$16	$640	$107,479

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended March 31	Millions of yen		Millions of U.S. dollars
	2020	2021	2021
Cash flows from operating activities:
Income before income taxes	¥888,646	¥672,237	$6,072
Depreciation	209,198	207,815	1,877
Losses on impairment of fixed assets	65,106	42,525	384
Amortization of goodwill	17,533	19,365	175
Net (gains) losses on step acquisitions	(22,040)	(404)	(4)
Equity in net (gains) losses of affiliates	(56,051)	(24,972)	(226)
Net change in reserve for possible loan losses	13,411	177,227	1,601
Net change in reserve for employee bonuses	3,103	15,158	137
Net change in reserve for executive bonuses	201	1,061	10
Net change in net defined benefit asset and liability	101,532	(335,174)	(3,028)
Net change in reserve for executive retirement benefits	(84)	(235)	(2)
Net change in reserve for point service program	2,627	(1,920)	(17)
Net change in reserve for reimbursement of deposits	(3,249)	5,294	48
Net change in reserve for losses on interest repayment	(4,703)	(2,132)	(19)
Interest income	(2,486,699)	(1,853,039)	(16,738)
Interest expenses	1,179,770	517,822	4,677
Net (gains) losses on securities	(143,877)	(174,302)	(1,574)
Net (gains) losses from money held in trust	(0)	(0)	(0)
Net exchange (gains) losses	118,815	(398,722)	(3,602)
Net (gains) losses from disposal of fixed assets	54	(4,096)	(37)
Net change in trading assets	(1,859,195)	578,416	5,225
Net change in trading liabilities	1,930,360	(223,323)	(2,017)
Net change in loans and bills discounted	(4,839,243)	(2,316,636)	(20,925)
Net change in deposits	5,064,595	14,626,281	132,113
Net change in negotiable certificates of deposit	(982,400)	2,388,038	21,570
Net change in borrowed money (excluding subordinated borrowings)	4,844,384	2,454,998	22,175
Net change in deposits with banks	(1,455,747)	(10,577)	(96)
Net change in call loans and bills bought and others	(812,970)	1,377,379	12,441
Net change in receivables under securities borrowing transactions	(907,630)	(822,344)	(7,428)
Net change in call money and bills sold and others	4,256,015	364,533	3,293
Net change in commercial paper	(882,878)	307,253	2,775
Net change in payables under securities lending transactions	572,787	35,745	323
Net change in foreign exchanges (assets)	(346,503)	(110,014)	(994)
Net change in foreign exchanges (liabilities)	296,890	(353,210)	(3,190)
Net change in lease receivables and investment assets	17,309	(3,878)	(35)
Net change in short-term bonds (liabilities)	294,500	206,000	1,861
Issuance and redemption of bonds (excluding subordinated bonds)	152,729	(97,531)	(881)
Net change in due to trust account	458,581	509,868	4,605
Interest received	2,501,815	1,909,880	17,251
Interest paid	(1,201,792)	(559,951)	(5,058)
Other, net	386,091	(189,032)	(1,707)

Subtotal	7,370,996	18,935,404	171,036

Income taxes paid	(283,536)	(139,452)	(1,260)

Net cash provided by (used in) operating activities	7,087,460	18,795,951	169,776

(Continued)

Year ended March 31	Millions of yen				Millions of U.S. dollars
	2020		2021		2021
Cash flows from investing activities:
Purchases of securities		¥(35,544,708)		¥(41,807,504)	$(377,631)
Proceeds from sale of securities		23,204,983		17,221,557	155,556
Proceeds from redemption of securities		9,550,000		17,208,608	155,439
Purchases of money held in trust		(284)		(0)	(0)
Proceeds from sale of money held in trust		321		44	0
Purchases of tangible fixed assets		(103,052)		(145,946)	(1,318)
Proceeds from sale of tangible fixed assets		19,206		26,434	239
Purchases of intangible fixed assets		(147,784)		(178,765)	(1,615)
Purchase of stocks of subsidiaries resulting in change in scope of consolidation		(17,365)		(4,305)	(39)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation		27,021		—	—

Net cash provided by (used in) investing activities		(3,011,660)		(7,679,878)	(69,369)

Cash flows from financing activities:
Repayment of subordinated borrowings		(8,000)		—	—
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		139,405		194,103	1,753
Redemption of subordinated bonds and bonds with stock acquisition rights		(113,000)		(488,640)	(4,414)
Dividends paid		(255,771)		(267,119)	(2,413)
Proceeds from issuance of common stock to non-controlling stockholders		—		100	1
Repayments to non-controlling stockholders		(436,500)		—	—
Dividends paid to non-controlling stockholders		(16,922)		(1,244)	(11)
Purchases of treasury stock		(100,088)		(61)	(1)
Proceeds from disposal of treasury stock		483		281	3
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation		(234,159)		0	0

Net cash provided by (used in) financing activities		(1,024,554)		(562,580)	(5,082)

Effect of exchange rate changes on cash and cash equivalents		(74,480)		159,912	1,444

Net change in cash and cash equivalents		2,976,764		10,713,405	96,770

Cash and cash equivalents at the beginning of the fiscal year		53,120,963		56,097,807	506,709
Net change in cash and cash equivalents resulting from merger of consolidated subsidiaries		79		—	—

Cash and cash equivalents at the end of the fiscal year	*1	¥56,097,807	*1	¥66,811,212	$603,479

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies, are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the annual securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and US dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2021 which was ¥110.71 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant accounting policies for preparing consolidated financial statements)

1. Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at March 31, 2021 is 177.

Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
SMBC Trust Bank Ltd
SMBC Nikko Securities Inc. (“SMBC Nikko”)
Sumitomo Mitsui Card Company, Limited (“SMCC”)
SMBC Finance Service Co., Ltd.
SMBC Consumer Finance Co., Ltd.
The Japan Research Institute, Limited
Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”)
SMBC Bank International plc
Sumitomo Mitsui Banking Corporation (China) Limited
PT Bank BTPN Tbk
SMBC Americas Holdings, Inc.
SMBC Guarantee Co., Ltd.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2021 are as follows:

Alternative Investment Capital Limited and 12 other companies were newly included in the scope of consolidation as a result of acquisition of shares and for other reasons.

SMBC Finance Service Co., Ltd. was excluded from the scope of consolidation following its merger with the Company’s consolidated subsidiary Cedyna Financial Corporation. 9 other companies were also excluded from the scope of consolidation, as they ceased to be subsidiaries due to liquidation and for other reasons.

Cedyna Financial Corporation changed its name to SMBC Finance Service Co., Ltd., and Sumitomo Mitsui Banking Corporation Europe Limited changed its name to SMBC Bank International plc.

(2)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

7 of the unconsolidated subsidiaries are investment partnerships, and neither their assets nor profit/loss are substantially attributable to subsidiaries, and thus are excluded from the scope of consolidation pursuant to Article 5, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Consolidated Financial Statements.

Other unconsolidated subsidiaries are excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at March 31, 2021 is 5.

Principal company:	SBCS Co., Ltd.

(2)	Equity method affiliates

The number of affiliates accounted for by the equity method at March 31, 2021 is 93.

Principal companies:	Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Auto Service Company, Limited

Changes in the equity method affiliates in the fiscal year ended March 31, 2021 are as follows:

24 companies became equity method affiliates due to new establishment and for other reasons.

Kansai Mirai Financial Group, Inc. (“KMFG”) and 26 other companies have been excluded from the scope of equity method affiliates as they ceased to be affiliates due to sale of KMFG’s stocks which SMBC had contributed to employee retirement benefit trusts.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

7 unconsolidated subsidiaries that are not accounted for by the equity method are investment partnerships, and neither their assets nor profit/loss are substantially attributable to subsidiaries, and thus are excluded from the scope of equity method pursuant to Article 10, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Consolidated Financial Statements.

(4)	Affiliates that are not accounted for by the equity method

Principal company:	Park Square Capital / SMBC Loan Programme S. à r. l.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of the Company’s financial position and results of operations when excluded from the scope of equity method.

3. The balance sheet dates of consolidated subsidiaries

(1)	The balance sheet dates of the consolidated subsidiaries at March 31, 2021 are as follows:

October 31	2
November 30	1
December 31	90
March 31	84

(2)

The subsidiaries with balance sheets dated October 31 are consolidated using the financial statements as of January 31 and a subsidiary with balance sheets dated November 30 as well as certain subsidiaries with balance sheets dated December 31 are consolidated using the financial statements as of March 31. Other subsidiaries are consolidated using the financial statements as of their respective balance sheet dates.

Appropriate adjustments were made to material transactions during the periods between their respective balance sheet dates and the consolidated closing date.

4. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the consolidated statements of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, the year-on-year changes in gains or losses of the derivatives calculated by assuming they were settled at the end of the fiscal year ended March 31, 2020 and 2021.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated by group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities “(available-for-sale securities). Other securities are carried at their market prices (cost of securities sold is calculated using primarily the moving-average method). Stocks with no market prices are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2), 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated by group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(4)	Depreciation

1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC, which is a consolidated subsidiary of the Company, are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5 to 10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage is estimated disposal value when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

SMBC, which is a consolidated subsidiary of the Company, applies Discounted Cash Flows (“DCF”) method for claims of large borrowers exceeding a certain amount, of which borrowers categories are bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and whole or part of loans are classified as “Past due loans (3 months or more)” or “Restructured loans” requiring close monitoring, and whose cash flows from collection of principals and interest can be rationally estimated. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, they are recorded by estimating the amount of expected loss in the next one year or three years. The estimated amount of expected loss is calculated by using average ratio of loan-loss ratio or probability of bankruptcies for certain periods in the past based on actual loan losses or bankruptcies in the past one year or three years, and by making necessary adjustments including future estimations.

In addition, in light of the latest economic situation and risk factors, for potential losses for specific portfolios that are based on the future prospects with high probability, but cannot be reflected in actual loan losses in the past and in any individual borrower’s classification, a reserve is provided in the amount deemed necessary based on an overall assessment.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off for the fiscal years ended March 31, 2020 and 2021 were ¥142,834 million and ¥163,185 million, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to executives, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(9)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(10)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(11)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment results.

(12)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(13)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit attributable to the respective fiscal year.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(15)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(16)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Committee Practical Guidelines No. 24, October 8, 2020) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Committee Practical Guidelines No. 25, October 8, 2020) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Committee Practical Guidelines No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Committee Practical Guidelines No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(17)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(18)	Scope of “Cash and cash equivalents” on consolidated statements of cash flows

For the purpose of presenting the consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(19)	Consumption taxes

National and local consumption taxes of the Company and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(20)	Adoption of the consolidated corporate-tax system

The Company and certain consolidated domestic subsidiaries apply the consolidated corporate-tax system.

(Significant Accounting Estimates)

1. Reserve for possible loan losses

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2021

Year ended March 31, 2021	Millions of yen
Reserve for possible loan losses	¥659,017

(2)	Information on details of the significant accounting estimates for the identified item

Based on the assessment of all claims including loans and bills discounted conducted in accordance with the self-assessment procedures, and borrower category determined depending on their credit risk status, the following amounts are recorded as a reserve for possible loan losses.

- The estimated amount of expected loss calculated for each borrower category based on the average value of historical loan-loss ratio or probability of default over a certain past period is recorded as a reserve for loan losses

- As for claims classified as substandard or lower level classifications whose cash flows from collection of principals and interest can rationally be estimated, the Discounted Cash Flows (“DCF”) method is applied for ones with large borrowers of those claims and the amount calculated by the DCF method is recorded as a reserve for loan losses

- As for expected loss based on the future prospects with high probability, but cannot be reflected in historical loan-losses and in any individual borrower category, the amount deemed necessary based on an overall assessment is recorded as a reserve for loan losses

Reserve for possible loan losses recorded by the method above involves the following uncertainties in the process of estimation, hence requiring high-level managerial judgment.

- Consideration for qualitative factors including forward-looking information in determining borrower category

- Reasonable estimation of future individual cash flows in the DCF method

- Determination of a method for estimating expected loss based on future prospect in consideration of the latest economic environment and risk factors, and of the targeted portfolio

These may be affected by changes in economic environment, which have a potentially significant impact on the amount of reserve for possible loan losses for the next fiscal year.

(Note) For the estimation of the reserve for possible loan losses specifically related to COVID-19, refer to (Additional Information).

2.	Impairment loss for fixed assets

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2021

Year ended March 31, 2021	Millions of yen
Tangible fixed assets	¥1,458,991
Intangible fixed assets	738,759
Losses on impairment of fixed assets	42,525

(2)	Information on details of the significant accounting estimates for the identified item

Fixed assets that have an indication of impairment are tested for recognition of impairment loss, and if recognition is required, their book values are reduced to the recoverable amount and the reduced amount is recorded as impairment loss. Recoverable amount is either net realizable value, which is deducting expected disposal cost from fair value of the fixed asset, or value in use which is the present value of cash flows expected to derive from the continuous use and disposal of the fixed asset after use.

Future cash flows and the growth rate used for testing the recognition of impairment loss as well as for calculating value in use are determined based on the factors including the estimation or judgment by management and the market growth rate, etc. Discount rate used for calculating value in use is determined based on the market interest rate and other market conditions, and these may be affected by changes in economic and financial environment. Therefore, if modification is required, it may have a potentially significant impact on the amount of impairment loss for fixed assets for the next fiscal year.

3. Fair value of financial instruments

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2021

This is stated in (Notes to financial instruments).

(2)	Information on details of the significant accounting estimates for the identified item

This is stated in (Notes to financial instruments).

4. Reserve for losses on interest repayment

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2021

Year ended March 31, 2021	Millions of yen
Reserve for losses on interest repayment	¥140,758

(2)	Information on details of the significant accounting estimates for the identified item

Reserve for losses on interest repayment is recorded based on estimated amount of claim of repayment in preparing for future claims of interest repayment from the customers whose loans are offered at interest rates in excess of the ceiling prescribed under the Interest Rate Restriction Act.

Estimated amount of claim for such repayment is calculated based on certain assumptions using the historical data regarding the number and amount of claims from customers. The trend in future claims of repayment from customers has a potentially significant impact on the amount of reserve for losses on interest repayment for the next fiscal year.

5. Retirement benefits expenses and retirement benefit obligations

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2021

Year ended March 31, 2021	Millions of yen
Net defined benefit asset	¥565,534
Net defined benefit liability	35,334
Retirement benefit expenses included in general and administrative expenses	18,237

(2)	Information on details of the significant accounting estimates for the identified item

Retirement benefit expenses and retirement benefit obligations for the defined benefit plans for employees are recorded based on various assumptions including discount rate, employee turnover and future salary increase rate.

Discount rate is determined based on Japanese government bond yields, while the indicators such as employee turnover and future salary increase rate are determined based on historical data as well as the latest information on future outlook. Determining these key factors and metrics requires high-level managerial judgment, and if modifications are required, it may have significant impact on the amounts of retirement benefit expenses and retirement benefit obligations for the next fiscal year.

6. Deferred tax assets

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2021

Year ended March 31, 2021	Millions of yen
Deferred tax assets	¥29,840
Deferred tax liabilities	532,193

(2)	Information on details of the significant accounting estimates for the identified item

The amount of tax associated with temporary differences is recorded as deferred tax assets or deferred tax liabilities excluding the amount of tax that is not expected to be collected or paid in the future accounting periods. Deferred tax assets and deferred tax liabilities of the same taxable entity are offset and presented on a net basis.

While the recoverability of deferred tax assets is determined by reasonably estimating the scheduling of temporary differences and taxable income, in the event of changes to the scheduling of temporary differences, taxable income which is lower than initial estimation, or tax reform such as reduction of corporate income tax rate, there is a potentially significant impact on the amount of deferred tax assets for the next fiscal year.

(Changes in Accounting Policies)

1. Accounting Standard etc. for Fair Value Measurement (Changes in accounting policies due to application of new or revised accounting standards)

The Company has applied “Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30, July 4, 2019) and “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, July 4, 2019) from the beginning of the fiscal year ended March 31, 2021.

Due to this application, the measurement of the fair value of stocks with market price (including foreign stocks, hereinafter the same) in other securities is changed from the fair value method based on their average prices during the final month of the fiscal year to the fair value method based on their fiscal year-end market prices. Derivative transactions are carried at fair value reflecting one’s own credit risks and counterparty’s credit risks etc.

As for stocks with market price, in accordance with transitional treatment stipulated in Item 19 of “Accounting Standards for Fair Value Measurement” and Item 44-2 of “Accounting Standard for Financial Instruments,” (ASBJ Statement No.10, July 4, 2019) the Company has applied new accounting policies since the beginning of the fiscal year ended March 31, 2021. As for fair value of derivative transactions, in accordance with transitional treatment stipulated in Item 20 of “Accounting Standards for Fair Value Measurement,” the cumulative effects are adjusted to “Retained earnings” of the beginning of the fiscal year ended March 31, 2021, in the case that the new accounting policy is retroactively applied prior to the beginning of the fiscal year ended March 31, 2021.

As a result, “Trading assets” decreased by 66,010 million yen, “Other assets” decreased by 29,768 million yen, “Deferred tax assets” increased by 2,306 million yen, “Trading liabilities” decreased by 21,557 million yen, “Other liabilities” decreased by 14,495 million yen, “Deferred tax liabilities” decreased by 15,570 million yen, “Retained earnings” decreased by 41,849 million yen, and “Net assets per share” decreased by 30.56 yen at the beginning of the fiscal year ended March 31, 2021.

2. Changes in recognition of installment-sales-related income and installment-sales-related expenses (Changes in accounting policies due to justifiable reasons other than above 1)

As for recognition of installment-sales-related income and installment-sales-related expenses, Sumitomo Mitsui Finance and Leasing Company, Limited (hereinafter, “SMFL”), which conducts leasing business, had been applying a method for which installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales in accordance with “Implementation Guidance on Accounting Standards for Leasing Transactions” (ASBJ Guidance No.16, March 25, 2011). However, from the beginning of the fiscal year ended March 31, 2021, the net amount, which is calculated by deducting installment-sales-related expenses from installment-sales-related income, is recorded as “Interest on deferred payment.”

This change is made to properly reflect the fund transaction under the financial type installment-sales transactions on the consolidated financial statements due to SMFL becoming an equity method affiliate and other reasons.

These changes in accounting policies are applied retroactively, and therefore the consolidated financial statements for the fiscal year ended March 31, 2020 reflect the retroactive application. As a result, comparing before and after the retroactive application, “Ordinary income”, “Ordinary expenses”, and “Other operating expenses” decreased by ¥722,440 million respectively, “Interest income” increased by ¥30,335 million, and “Other operating income” decreased by ¥752,775 million, and there are no effects on “Ordinary profit”, “Income before income taxes”, “Profit” and “Profit attributable to owners of parent” for the fiscal year ended March 31, 2020. There is also no cumulative effect on “Net assets” at the beginning of the fiscal year ended March 31, 2020.

(Unapplied Accounting Standards and Others)

“Revised Accounting Standard for Revenue Recognition” (ASBJ Statement No.29) etc. (issued March 30, 2018, revised March 31, 2020)

(1)	Outline

The accounting standard etc. provide comprehensive principles for revenue recognition by taking into account of international trends. The principles of revenue recognition in the standard etc. are to recognize revenue by depicting the transfer of promised goods or services to customers in an amount of the consideration expected to be earned in exchange for those goods or services.

(2)	Date of Application

The Company will apply the standard etc. from the beginning of the fiscal year commencing on April 1, 2021.

(3)	Effects of Application of the Accounting Standard etc.

The effects of the application of these accounting standard etc. are currently being assessed.

(Changes in Presentation Method)

The Company has adopted the “Accounting Standard for Disclosure of Accounting Estimates” (ASBJ Statement No. 31, March 31, 2020) from the consolidated financial statements as at the end of the fiscal year ended March 31, 2021, and notes related to significant accounting estimates are included in the consolidated financial statements.

However, in accordance with transitional treatment stipulated in the proviso of Paragraph 11 of the accounting standard, no information is disclosed for the fiscal year ended March 31, 2020.

(Additional information)

(1) The estimates of reserve for possible loan losses related to the impact of the spread of the novel coronavirus disease (COVID-19)

Considering the continuing uncertainty of the spread of COVID-19, estimation of the reserve for possible loan losses associated with COVID-19 is reflected on the consolidated financial statements in the following method.

For potential losses related to individual borrowers due to deterioration in business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any of individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment is conducted by specifying the portfolio significantly affected by COVID-19 and estimating the impact of the changes in economic trend and market condition due to the voluntary restraint on the economic activities caused by COVID-19, after consideration of the effect of the government’s financial support on bankruptcy trends.

(2) Transition from the consolidated corporate-tax system to the group tax sharing system

Companies are required to shift from the consolidated corporate-tax system to the group tax sharing system from the fiscal year beginning on or after April 1, 2022, in accordance with the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 8, 2020) enacted on March 31, 2020. However, the Company and certain consolidated domestic subsidiaries currently adopting the consolidated corporate-tax system applied the accounting treatment based on the provisions of the Income Tax Act before the revision for the fiscal year ended March 31, 2021, in accordance with the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 39, March 31, 2020).

(Notes to consolidated balance sheets)

*1	Stocks and investments in unconsolidated subsidiaries and affiliates

Stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2020 and 2021 were as follows:

	Millions of yen
March 31	2020	2021
Stocks	¥943,980	¥960,834
Investments	661	847

Stocks of jointly controlled entities were as follows:

	Millions of yen
March 31	2020	2021
Stocks of jointly controlled entities	¥322,598	¥394,160

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amount of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2020 and 2021 were as follows:

	Millions of yen
March 31	2020	2021
Japanese government bonds in “Securities”	¥—	¥50,045
Trading securities in “Trading assets”	—	2,190

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged, those securities lent and those securities held without being disposed at March 31, 2020 and 2021 were as follows:

	Millions of yen
March 31	2020	2021
Securities pledged	¥11,030,067	¥8,061,819
Securities lent	171,224	394,493
Securities held without being disposed	2,546,017	4,090,071

*3	Bankrupt loans and non-accrual loans

Bankrupt loans and non-accrual loans at March 31, 2020 and 2021 were as follows:

	Millions of yen
March 31	2020	2021
Bankrupt loans	¥13,978	¥69,452
Non-accrual loans	378,173	422,551

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

*4	Past due loans (3 months or more)

Past due loans (3 months or more) at March 31, 2020 and 2021 were as follows:

	Millions of yen
March 31	2020	2021
Past due loans (3 months or more)	¥14,400	¥16,784

“Past due loans (3 months or more)” are loans on which the principal or interest payment is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

*5	Restructured loans

Restructured loans at March 31, 2020 and 2021 were as follows:

	Millions of yen
March 31	2020	2021
Restructured loans	¥221,288	¥430,080

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

*6	Risk-monitored loans

The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans at March 31, 2020 and 2021 were as follows:

	Millions of yen
March 31	2020	2021
Risk-monitored loans	¥627,840	¥938,868

The amounts of loans presented in Notes *3 to *6 above are the amounts before deduction of reserve for possible loan losses.

*7	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guidelines No. 24. SMBC and its banking subsidiaries have rights to sell or pledge without restrictions bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought, etc. The total face value at March 31, 2020 and 2021 were as follows:

	Millions of yen
March 31	2020	2021
Bills discounted	¥850,324	¥1,142,755

*8	Assets pledged as collateral

Assets pledged as collateral at March 31, 2020 and 2021 consisted of the following:

March 31, 2020	Millions of yen	March 31, 2021	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥78,112	Cash and due from banks	¥15,483
Trading assets	834,864	Trading assets	713,410
Securities	10,502,767	Securities	14,933,325
Loans and bills discounted	10,679,243	Loans and bills discounted	10,152,979
Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	21,908	Deposits	13,972
Payables under repurchase agreements	6,670,132	Payables under repurchase agreements	7,516,287
Payables under securities lending transactions	2,334,251	Payables under securities lending transactions	1,060,066
Borrowed money	10,587,419	Borrowed money	14,950,162
Due to trust account	432,135	Due to trust account	588,785
Acceptances and guarantees	103,886	Acceptance and guarantees	105,700

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2020 and 2021:

March 31, 2020	Millions of yen	March 31, 2021	Millions of yen
Cash and due from banks	¥12,543	Cash and due from banks	¥21
Trading assets	1,179,599	Trading assets	1,245,065
Securities	3,570,617	Securities	5,786,331
Loans and bills discounted	10,350	Loans and bills discounted	9,664
Other assets include collateral money deposited for financial instruments, surety deposits, margin of futures markets and other margins. The amounts for such assets were as follows:
March 31, 2020	Millions of yen	March 31, 2021	Millions of yen
Collateral money deposited for financial instruments	¥2,240,739	Collateral money deposited for financial instruments	¥2,111,770
Surety deposits	87,976	Surety deposits	86,727
Margins of futures markets	101,838	Margins of futures markets	118,372
Other margins	46,569	Other margins	98,958

*9	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2020 and 2021 were as follows:

	Millions of yen
March 31	2020	2021
The amounts of unused commitments	¥61,881,806	¥71,255,100
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	44,330,598	49,932,323

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

*10	Land revaluation excess

SMBC, a consolidated subsidiary of the Company, revalued their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation excess,” and the Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

March 31, 1998 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

*11	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2020 and 2021 were as follows:

	Millions of yen
March 31	2020	2021
Accumulated depreciation	¥783,544	¥834,990

*12	Deferred gain on tangible fixed assets deductible for tax purposes

Deferred gain on tangible fixed assets deductible for tax purposes at March 31, 2020 and 2021 were as follows:

	Millions of yen
March 31	2020	2021
Deferred gain on tangible fixed assets deductible for tax purposes	¥62,099	¥55,626
[The consolidated fiscal year concerned]	[—]	[—]

*13	Subordinated borrowings

The balance of subordinated borrowings included in “Borrowed money” at March 31, 2020 and 2021 were as follows:

	Millions of yen
March 31	2020	2021
Subordinated borrowings	¥249,000	¥249,000

*14	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2020 and 2021 were as follows:

	Millions of yen
March 31	2020	2021
Subordinated bonds	¥2,216,743	¥1,922,165

*15	Borrowings from trust account in relation to covered bonds issued by trust account

The amount of borrowings from trust account in relation to covered bonds issued by trust account included in “Due to trust account” at March 31, 2020 and 2021 were as follows:

	Millions of yen
March 31	2020	2021
The amount of borrowings from trust account in relation to covered bonds issued by trust account	¥432,135	¥588,785

*16	Guaranteed amount to privately-placed bonds

The amount guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2020 and 2021 were as follows:

	Millions of yen
March 31	2020	2021
Guaranteed amount to privately-placed bonds	¥1,603,941	¥1,431,071

(Notes to consolidated statements of income)

*1	Other income

“Other” in “Other income” for the fiscal years ended March 31, 2020 and 2021 included the following:

Year ended March 31, 2020	Millions of yen	Year ended March 31, 2021	Millions of yen
Gains on sales of stocks and others	¥ 154,735	Gains on sales of stocks and others	¥ 124,730

*2	General and administrative expenses

“General and administrative expenses” for the fiscal years ended March 31, 2020 and 2021 included the following:

Year ended March 31, 2020	Millions of yen	Year ended March 31, 2021	Millions of yen
Salaries and related expenses	¥ 618,071	Salaries and related expenses	¥ 646,959
Depreciation expense	180,765	Depreciation expense	182,240
Research and development costs	77	Research and development costs	60

*3	Other expenses

“Other expenses” for the fiscal years ended March 31, 2020 and 2021 included the following:

Year ended March 31, 2020	Millions of yen	Year ended March 31, 2021	Millions of yen
Write-off of loans	¥ 105,307	Write-off of loans	¥ 117,415
Write-off of stocks and others	45,374	Expenses related to equity derivatives	45,968
		Write-off of stocks and others	24,073
		Losses on sale of delinquent loans	20,762

*4	Other extraordinary gains

“Other extraordinary gains” for the fiscal year ended March 31, 2020 and 2021 including the following gains:

Year ended March 31, 2020	Millions of yen	Year ended March 31, 2021	Millions of yen
Gains on step acquisitions	¥ 22,040	Gains on step acquisitions	¥ 404

*5	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following asset is recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the fiscal year ended March 31, 2020 and 2021.

Year ended March 31, 2020			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Branches (21 items)	Land and buildings, etc.	¥2,180
	Idle assets (87 items)		6,221
Kinki area	Branches (7 items)	Land and buildings, etc.	769
	Idle assets (57 items)		1,105
Other area in Japan	Branches (5 items)	Land and buildings, etc.	456
	Idle assets (20 items)		609
Americas	Lease assets for freight cars	Assets for rent	13,805
—	—	Goodwill and other intangible fixed assets	39,958

Year ended March 31, 2021			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Branches (6 items)	Land and buildings, etc.	¥873
	Idle assets (164 items)		7,786
Kinki area	Branches (1 item)	Land and buildings, etc.	16
	Idle assets (56 items)		2,415
Other	Branches (6 items)	Land and buildings, etc.	128
	Idle assets (20 items)		390
—	—	Goodwill	30,914

As for land and buildings, etc., at SMBC, a consolidated subsidiary of the Company, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

The carrying amounts of idle assets at SMBC are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

Assets for rent are grouped by type of freight cars. For the fiscal year ended March 31, 2020, the carrying amounts of some of the freight cars were reduced to their recoverable amounts, and the decreased amounts were included in “Extraordinary losses” as “Losses on impairment of fixed assets,” as the invested amounts were considered not to be recoverable. The recoverable amount is measured by value in use, which is calculated by discounting future cash flows by 6%.

For goodwill and other intangible fixed assets, a consolidated subsidiary is the main unit of asset group. For the fiscal year ended March 31, 2020, SMBC Trust Bank Ltd. reviewed its future cash flows in view of the current market environment. As a result, all of the unamortized balance of goodwill and other intangible fixed assets at the end of the fiscal year ended March 31, 2020 were included in “Extraordinary losses” as “Losses on impairment of intangible fixed assets,” as the carrying amounts of the aforementioned assets associated with its PRESTIA business were considered not to be recoverable. The recoverable amount is measured by value in use, which is calculated by discounting future cash flows by 6%. For the fiscal year ended March 31, 2021, Sumitomo Mitsui DS Asset Management Company, Limited reviewed its future cash flows because it underperformed its full-year targets despite upward trend in its performance from the second half. This review found that the carrying amount of goodwill may not be recoverable, and as a result, ¥30.9 billion of unamortized balance of goodwill at the end of the fiscal year ended March 31, 2021 was recorded as “Losses on impairment of fixed assets” under “Extraordinary losses.” The recoverable amount is measured by value in use, which is calculated by discounting future cash flows by 9%.

(Notes to consolidated statements of comprehensive income)

*1	Reclassification adjustment and tax effect of other comprehensive income

Year ended March 31	Millions of yen
	2020	2021
Net unrealized gains (losses) on other securities:
Amount arising during the fiscal year	¥(203,676)	¥1,230,652
Reclassification adjustments	(211,281)	(217,948)

Before adjustments to tax effect	(414,958)	1,012,704
Tax effect	100,166	(294,275)

Net unrealized gains (losses) on other securities	(314,792)	718,428

Net deferred gains (losses) on hedges:
Amount arising during the fiscal year	128,887	(159,221)
Reclassification adjustments	110,070	40,448

Before adjustments to tax effect	238,957	(118,772)
Tax effect	(72,779)	36,277

Net deferred gains (losses) on hedges	166,177	(82,494)

Land revaluation excess:
Amount arising during the fiscal year	—	—
Reclassification adjustments	—	—

Before adjustments to tax effect	—	—
Tax effect	(39)	—

Land revaluation excess	(39)	—

Foreign currency translation adjustments:
Amount arising during the fiscal year	(74,067)	82,669
Reclassification adjustments	15	(2,492)

Before adjustments to tax effect	(74,052)	80,177
Tax effect	—	—

Foreign currency translation adjustments	(74,052)	80,177

Remeasurements of defined benefit plans:
Amount arising during the fiscal year	(125,218)	307,353
Reclassification adjustments	5,429	5,758

Before adjustments to tax effect	(119,789)	313,111
Tax effect	35,369	(95,686)

Remeasurements of defined benefit plans	(84,420)	217,424

Share of other comprehensive income of affiliates:
Amount arising during the fiscal year	(42,843)	16,387
Reclassification adjustments	1,979	(799)

Before adjustments to tax effect	(40,864)	15,587
Tax effect	—	—

Share of other comprehensive income of affiliates	(40,864)	15,587

Total other comprehensive income	¥(347,990)	¥949,124

(Notes to consolidated statements of changes in net assets)

Fiscal year ended March 31, 2020

1. Type and number of shares issued and treasury stock

Year ended March 31, 2020	Number of shares
	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,399,401,420	272,536	26,502,400	1,373,171,556	1,2

Total	1,399,401,420	272,536	26,502,400	1,373,171,556

Treasury stock
Common stock	3,800,918	26,525,707	26,681,582	3,645,043	3,4

Total	3,800,918	26,525,707	26,681,582	3,645,043

Notes:	1.	The increase of 272,536 shares in the total number of shares issued was due to issuance of new stocks as stock-based compensation.
	2.	The decrease of 26,502,400 shares in the total number of shares issued was due to cancellation of treasury stock.
	3.	The increase of 26,525,707 shares in the number of treasury common stock comprises the increase of 23,307 shares due to purchase of fractional shares, and the increase of 26,502,400 shares due to purchase of treasury stock.
	4.	The decrease of 26,681,582 shares in the number of treasury common stock comprises the decrease of 179,182 shares due to sales of fractional shares as well as exercise of stock option, and the decrease of 26,502,400 shares due to cancellation of treasury stock.

2. Information on stock acquisition rights

Year ended March 31, 2020			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥2,064

Total							¥2,064

3. Information on dividends

(1) Dividends paid in the fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date		Effective date
Ordinary General Meeting of Shareholders held on June 27, 2019	Common stock	¥132,582	¥95	March 31, 2019		June 28, 2019
Meeting of the Board of Directors held on November 12, 2019	Common stock	123,252	90	September 30, 2019		December 3, 2019
(2) Dividends to be paid in the next fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 26, 2020	Common stock	¥136,952	Retained earnings	¥100	March 31, 2020	June 29, 2020

Fiscal year ended March 31, 2021

1. Type and number of shares issued and treasury stock

Year ended March 31, 2021	Number of shares
	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,373,171,556	868,505	—	1,374,040,061	1

Total	1,373,171,556	868,505	—	1,374,040,061

Treasury stock
Common stock	3,645,043	57,918	90,659	3,612,302	2,3

Total	3,645,043	57,918	90,659	3,612,302

Notes:	1.	The increase of 868,505 shares in the total number of shares issued was due to issuance of new stocks as stock-based compensation.
	2.	The increase of 57,918 shares in the number of treasury common stock comprises the increase due to purchases of fractional shares and acquisition of restricted stocks without compensation under the Stock Compensation Plans.
	3.	The decrease of 90,659 shares in the number of treasury common stock comprises the decrease due to sales of fractional shares as well as exercise of stock options.

2. Information on stock acquisition rights

Year ended March 31, 2021			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥1,791

Total							¥1,791

3. Information on dividends

(1) Dividends paid in the fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date		Effective date
Ordinary General Meeting of Shareholders held on June 26, 2020	Common stock	¥136,952	¥100	March 31, 2020		June 29, 2020
Meeting of the Board of Directors held on November 13, 2020	Common stock	130,190	95	September 30, 2020		December 3, 2020
(2) Dividends to be paid in the next fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2021	Common stock	¥130,190	Retained earnings	¥95	March 31, 2021	June 30, 2021

(Notes to consolidated statements of cash flows)

*1	The reconciliation of balance of “Cash and cash equivalents” at the end of the fiscal year and the amounts of items stated in the consolidated balance sheet

	Millions of yen
Year ended March 31	2020	2021
Cash and due from banks	¥61,768,573	¥72,568,875

Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(5,670,766)	(5,757,662)

Cash and cash equivalents	¥56,097,807	¥66,811,212

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets are software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in “(Significant accounting policies for preparing consolidated financial statements) 4. Accounting policies (4) Depreciation.”

(2)	Lessor side

1)	Breakdown of lease investment assets

March 31	Millions of yen
	2020	2021
Lease receivables	¥258,052	¥288,189
Residual value	47,285	46,328
Unearned interest income	(85,604)	(98,125)

Total	¥219,733	¥236,392

2)	The scheduled collections of lease payments receivable related to lease investment assets are as follows:

March 31	Millions of yen
	2020	2021
Within 1 year	¥26,938	¥29,790
More than 1 year to 2 years	26,318	28,124
More than 2 years to 3 years	23,880	19,846
More than 3 years to 4 years	16,453	15,304
More than 4 years to 5 years	13,612	16,973
More than 5 years	150,848	178,149

Total	¥258,052	¥288,189

2. Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

March 31	Millions of yen
	2020	2021
Due within 1 year	¥42,384	¥39,033
Due after 1 year	247,206	223,555

Total	¥289,591	¥262,589

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

March 31	Millions of yen
	2020	2021
Due within 1 year	¥31,498	¥26,601
Due after 1 year	72,655	58,759

Total	¥104,154	¥85,361

(Notes to financial instruments)

1. Status of financial instruments

(1)	Policies on financial instruments

The Group conducts banking and other financial services such as leasing, securities, consumer finance, system development and information processing. Its banking business includes deposit taking, lending, securities trading and investment, remittance and transfer, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“trading purposes”). At SMBC, the Company’s major consolidated subsidiary, derivative transactions for ALM purposes are undertaken by the Treasury Dept. and the International Treasury Dept. of the Treasury Unit, while derivative transactions for trading purposes are undertaken by the Trading Dept. of the Treasury Unit (derivative transactions for both ALM and trading purposes are undertaken by the Asia and Oceania Treasury Dept. in Asia and Oceania region, and are undertaken by the East Asia Treasury Dept. in East Asia region).

(2)	Details of financial instruments and associated risks

1)	Financial assets

The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for both trading and ALM purposes, and certain bonds are held as held-to-maturity securities. Stocks are held mainly for strategic purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated borrowings and subordinated bonds with special clause specifying that the repayment order of borrowing or bond subordinates to other borrowings or bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group’s creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and hedging method to assess the effectiveness of the hedge are described in “(Notes to significant accounting policies for preparing consolidated financial statements), 4. Accounting policies, (16) Hedge accounting.”

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Regulations on Comprehensive Risk Management.” The Company’s Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the characteristics of its particular businesses and in accordance with the basic policy. Furthermore, the Group CRO is established to assess risk management across the Group unitarily and implement appropriate risk management. The Company is sharing information on group-wide risk management and strengthening related systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important Group companies.

1)	Management of credit risk

The Company has established fundamental principles on credit risk management to thoroughly manage the credit risk of the entire Group. Each group company conducts integrated management of credit risk according to its operational characteristics, and the credit risk inherent in the entire portfolio as well as the risk in individual credits are managed quantitatively and continuously.

(a)	Credit risk management system

The Group CRO formulates credit risk management policies each year based on the group-wide basic policies for risk management. Meanwhile, the Credit & Investment Planning Dept. is responsible for the comprehensive management of credit risk. This department drafts and administers credit risk regulations, including the Group’s credit policies, and performs credit portfolio management including non-performing loans. The Company has also established the Credit Risk Committee to serve as a body for deliberating on matters related to group-wide credit portfolios.

At SMBC, the Company’s major consolidated subsidiary, the Credit & Investment Planning Dept. of the Risk Management Unit is responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also controls SMBC’s total credit risk by quantifying credit risk (i.e. calculating risk capital and risk-weighted assets) in cooperation with the Corporate Risk Management Dept. Moreover, the Credit Portfolio Management Dept. within the Credit & Investment Planning Dept. works to stabilize SMBC’s overall credit portfolio through selling credit derivatives and loan claims.

The credit departments of each business unit together with branches conduct credit risk management for loans handled by their units and manage their units’ portfolios. Credit approval authority is generally determined based on the credit amounts and internal grades, and the credit departments focus on analysis and management of customers and transactions with relatively high credit risk. The Credit Administration Dept. is mainly responsible for formulating and implementing measures to reduce the exposure of non-performing loans. Through industrial and sector-specific surveys and studies of individual companies, the Corporate Research Dept. works to form an accurate idea of the circumstances of borrower companies and identify those with potentially troubled credit positions at early stage.

Moreover, the Credit Risk Committee, a cross-departmental consultative body, rounds out SMBC’s oversight systems for undertaking flexible and efficient control of credit risk and ensuring the overall soundness of SMBC’s loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, grading accuracy, self-assessment, and appropriateness of the credit risk management system, and reports the audit results to the Management Committee and the Audit Committee.

(b)	Method of credit risk management

The Company properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

•	Appropriate risk-taking within capital

To keep credit risk exposure to a permissible level relative to capital, the Company sets the upper limit of the permissible risk of overall risk capital, which represents the soundness of the risk appetite index, based on each business unit’s risk appetite and portfolio plan, and monitors the credit risk capital as part of permissible risk.

•	Controlling concentration of risk

Because concentration of credit risk in an industry or corporate group has the potential to impair the Company’s capital significantly, the Company implements measures to prevent excessive concentration of loan in a single industry and to control large exposure to individual borrowers by setting maximum loan amounts and conducting loan reviews thoroughly. To manage country risk, the Company also has credit limit guidelines based on each country’s creditworthiness.

•	Greater understanding of actual corporate conditions and balancing returns and risks

The Company runs credit operations on the basic principle of thoroughly understanding actual corporate conditions and gaining profit commensurate with the level of credit risk entailed, and makes every effort to improve profit at after-cost (credit cost, capital cost and overhead cost) level.

•	Reduction and prevention of non-performing loans

For non-performing loans and potential non-performing loans, the Company carries out loan reviews to clarify credit policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers’ business situations, support business recoveries, collect on loans, and enhance loan security.

In regard to financial instruments such as investments in certain funds, securitized products and credit derivatives that indirectly retain risks related to assets such as corporate bonds and loan claims (underlying assets), such instruments entail market and liquidity risks in addition to credit risk, since such instruments are traded on the market. Credit risk management for these instruments involving detailed analysis and evaluation of characteristics of underlying assets is performed while market risk is comprehensively managed within the framework for managing market and liquidity risks. Moreover, guidelines have been established based on the characteristics of each type of risk to appropriately manage risks of incurring losses.

In regard to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with which the Company frequently conducts derivative transactions, measures such as a close-out netting provision, which provide offsetting credit exposures between two parties in a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2)	Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations for a highly efficient system of mutual checks and balances.

(a)	Market and liquidity risk management systems

In accordance with the group-wide basic policies for risk management decided upon by the Management Committee, the Company determines important matters relating to the management of market and liquidity risks, such as basic policies and risk limits, in order to manage these risks. The ALM Committee meets four times a year, in principle, to report on the state of market and liquidity risk management and to discuss ALM operation policies. The Corporate Risk Management Dept., which is independent from the business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. This department not only monitors the current risk situations but also reports regularly to the Management Committee and the Audit Committee. Furthermore, the ALM Committee at SMBC, the core bank of the Company, meets on a monthly basis to examine reports on the state of observance of limits on market and liquidity risks and to discuss ALM operation policies.

In addition, the Internal Audit Dept., which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee and the Audit Committee.

(b)	Market and liquidity risk management methodology

•	Market risk management

The Company manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss that may be incurred to a specific financial instrument for a given probability) within the market risk capital limit, which is set taking into account stockholders’ equity and other factors in accordance with the market transaction policies.

The Company uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking activities (activities for generating profit through management of interest rates, terms, and other aspects such as loans and bonds in assets, deposits in liabilities) and trading activities (activities for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 day with a probability of 1% based on 4 years of historical observation. With regard to the holding of shares (such as listed shares) for the purpose of strategic investment, the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, the Company manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

•	Quantitative information on market risks

As of March 31, 2021, total VaR of SMBC and its major consolidated subsidiaries was ¥55.0 billion for the banking activities, ¥20.7 billion for the trading activities and ¥1,284.1 billion for the holding of shares (such as listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

•	Liquidity risk management

The Company manages liquidity risk based on the framework of “setting management levels of risk appetite indicators” and “developing contingency plans.” Risk appetite indicators are quantitative benchmarks that select the types and indicate the levels of risk that the Company is willing to take on or tolerate. As an example, the Company sets a lower limit on the number of days over which cash flows could be maintained under the stress conditions such as deposit outflow, so as to secure funding sources that do not fall below the benchmark to avoid excessive reliance on short term funding. In addition, the Company develops contingency plans consisting of instructions, reporting lines and action plans in case of emergency.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., the Company has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments are based on their market prices and, in cases where market prices are not available, on reasonably calculated prices. These prices have been calculated using certain assumptions, and may differ if calculated based on different assumptions.

2. Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the consolidated balance sheet and the fair value of financial instruments as well as the difference between them are as follows.

The amounts shown in the following tables do not include stocks with no market price, etc., and investments in partnerships (refer to Note 3).

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value measurement.

Level 1: Fair value determined based on the (unadjusted) quoted price in an active market for the same asset or liability

Level 2: Fair value determined based on directly or indirectly observable inputs other than Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

If multiple inputs with a significant impact are used for the fair value measurement of a financial instrument, the financial instrument is classified to the lowest priority level of fair value measurement in which each input belongs.

(1) Financial assets and liabilities at fair value on the consolidated balance sheets

Millions of yen
March 31, 2020	Consolidated balance sheet amount
Monetary claims bought	¥718,948
Trading assets
Securities classified as trading purposes *1	2,687,362
Money held in trust	353
Securities
Other securities *1	24,838,288

Total assets	¥28,244,952

Trading liabilities
Trading securities sold for short sales *1	¥1,927,964

Total liabilities	¥1,927,964

Derivative transactions *2, 3
Interest rate derivatives	¥826,249
Currency derivatives	(27,773)
Equity derivatives	(301)
Bond derivatives	9,174
Commodity derivatives	2,181
Credit derivative transactions	2,856

Total derivative transactions	¥812,386

*1

The amount of investment trusts for which transitional measures are applied in accordance with Paragraph 26 of the “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, hereinafter, “Guidance for Application of Fair Value Measurement”) are not included in the table above. The amount of such investment trusts on the consolidated balance sheet includes financial assets of ¥711,938 million and financial liabilities of ¥84,511 million.

*2

The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.

*3	As for derivative transactions applying hedge accounting, ¥294,816 million is recorded on the consolidated balance sheet.

	Millions of yen
	Consolidated balance sheet amount
March 31, 2021	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥276,989	¥454,827	¥731,817
Trading assets
Securities classified as trading purposes *1	2,473,813	591,976	270	3,066,060
Money held in trust	—	309	—	309
Securities
Other securities *1	25,055,919	8,840,677	52,193	33,948,790

Total assets	¥27,529,732	¥9,709,953	¥507,291	¥37,746,977

Trading liabilities
Trading securities sold for short sales *1	¥1,997,985	¥77,072	¥—	¥2,075,058

Total liabilities	¥1,997,985	¥77,072	¥—	¥2,075,058

Derivative transactions *2, 3
Interest rate derivatives	¥24,638	¥416,233	¥1,013	¥441,886
Currency derivatives	(560)	91,268	4,807	95,514
Equity derivatives	(29,846)	106	21,696	(8,043)
Bond derivatives	484	19	—	503
Commodity derivatives	532	1,486	—	2,019
Credit derivative transactions	—	(6,512)	796	(5,716)

Total derivative transactions	¥(4,751)	¥502,601	¥28,314	¥526,164

*1

The amount of investment trusts for which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement are not included in the table above. The amount of such investment trusts on the consolidated balance sheet includes financial assets of ¥1,200,314 million and financial liabilities of ¥1,510 million.

*2

The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.

*3

As for derivative transactions applying hedge accounting, ¥207,017 million is recorded on the consolidated balance sheet. These are interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that are hedged items. The Company has mainly applied deferred hedge accounting for those derivative transactions. For these hedging relationships, the Company has applied “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (PITF No.40, September 29, 2020).

(2) Financial assets and liabilities which are not stated at fair value on the consolidated balance sheet

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges, Call money and bills sold, Payable under repurchase agreements, Payable under securities lending transactions, Commercial papers, and Short-term bonds payable are not included in the following tables since they are mostly short-term, and their fair values approximate their carrying amounts.

	Millions of yen
March 31, 2020	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Monetary claims bought *	¥3,837,831	¥3,869,321	¥31,490
Securities
Bonds classified as held-to-maturity	282,379	282,519	140
Loans and bills discounted	82,517,609
Reserve for possible loan losses *	(301,752)

	82,215,856	84,118,833	1,902,976

Lease receivables and investment assets *	219,548	218,858	(690)

Total assets	¥86,555,615	¥88,489,532	¥1,933,917

Deposits	¥127,042,217	¥127,049,743	¥7,526
Negotiable certificates of deposit	10,180,435	10,187,496	7,060
Borrowed money	15,210,894	15,254,734	43,839
Bonds	9,235,639	9,360,807	125,167
Due to trust account	1,811,355	1,824,319	12,964

Total liabilities	¥163,480,542	¥163,677,101	¥196,558

*

General reserves and special reserves corresponding to loans are deducted. The reserve for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.

March 31, 2021	Millions of yen
	Fair Value				Consolidated balance sheet amount	Net unrealized gains (losses)
	Level 1	Level 2	Level 3	Total
Monetary claims bought *	¥—	¥—	¥3,971,664	¥3,971,664	¥3,930,431	¥41,233
Securities
Bonds classified as held-to-maturity	22,239	—	—	22,239	22,300	(60)
Loans and bills discounted					85,132,738
Reserve for possible loan losses *					(456,861)

	—	—	86,450,361	86,450,361	84,675,876	1,774,484

Lease receivables and investment assets *	—	—	239,867	239,867	235,723	4,144

Total assets	¥22,239	¥—	¥90,661,893	¥90,684,133	¥88,864,331	¥1,819,802

Deposits	¥—	¥142,023,649	¥—	¥142,023,649	¥142,026,156	¥(2,507)
Negotiable certificates of deposit	—	12,579,851	—	12,579,851	12,570,617	9,233
Borrowed money	—	17,773,586	—	17,773,586	17,679,690	93,895
Bonds	—	8,621,373	702,346	9,323,720	9,043,031	280,688
Due to trust account	—	2,335,221	—	2,335,221	2,321,223	13,998

Total liabilities	¥—	¥183,333,682	¥702,346	¥184,036,029	¥183,640,720	¥395,308

*

General reserves and special reserves corresponding to loans are deducted. The reserve for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.

(Note 1) Description of the valuation techniques and inputs used to measure fair value

Assets

Monetary claims bought

The fair values of subordinated trust beneficiary interests related to securitized housing loans among monetary claims bought are determined by estimating future cash flows using the probability of default, loss given default and prepayment rate, and assessing the value by deducting the value of senior beneficial interests, etc. from the value of underlying housing loans. The fair values of other transactions are, in principle, based on methods similar to the methods applied to Loans and bills discounted.

These transactions are mainly classified into Level 3.

Trading assets

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market prices at the end of the period.

The fair values of such bonds and other securities are mainly classified into Level 1 depending on the level of market activity. When fair value is determined based on either the prices quoted by the financial institutions, or future cash flows discounted using observable inputs such as interests, spreads, and others, they are classified into Level 2.

Money held in trust

The fair values of money held in trust are, in principle, fair values of securities in trust property calculated by the same method as for securities that the Company owns. They are classified into Level 2.

Securities

In principle, the fair values of stocks (including foreign stocks) are based on the market price as of the end of the fiscal year ended March 31, 2021. They are mainly classified into Level 1 depending on the level of market activity. The fair values of securities with market prices other than stocks are based on the market price as of the end of the fiscal year ended March 31, 2021. Japanese Government bonds are classified into Level 1 and other bonds are classified into Level 2.

The fair values of privately-placed bonds with no market prices are based on the present value of estimated future cash flows, taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk free interest rate with certain adjustment. However, the fair values of bonds, such as privately-placed bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss.

These transactions are classified into Level 2.

Loans and bills discounted, and Lease receivables and investment assets

Of these transactions, considering the characteristics of these transaction, the fair values of overdrafts with no specified repayment dates are their book values as they are considered to approximate their fair values.

For short-term transactions, the fair values are also their book values as they are considered to approximate their fair values.

The fair values of long-term transactions are, in principle, based on the present value of estimated future cash flows taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk free interest rate with certain adjustment. At certain consolidated subsidiaries of the Company, the fair values are calculated based on the present values of estimated future cash flows, which are computed based on the contractual interest rate. Those present values are discounted by a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ consolidated balance sheet amounts minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

These transactions are classified into Level 3.

Liabilities

Trading liabilities

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices at the end of the fiscal year ended March 31, 2021. They are mainly classified into Level 1.

Deposits, Negotiable certificates of deposit, and Due to trust account

Out of these transactions, the fair values of demand deposits and deposits without maturity are their book values. The fair values of transactions with a short-term remaining maturity are also their book values, as their book values are regarded to approximate their fair values. The fair values of transactions with a long-term remaining maturity are, in principle, based on the present value of estimated future cash flows discounted by the interest rate assuming that the same type of deposit is newly accepted until the end of the remaining maturity.

The fair values of borrowings from the trust account related to covered bond issued by the trust account are based on the amount calculated in accordance with the price quoted by industry associations, etc.

These transactions are classified into Level 2.

Borrowed money and Bonds

The fair values of short-term transactions are their book values, as their book values are considered to approximate their fair values. For long-term transactions, their fair values are based on the present value of estimated future cash flows discounted using the refinancing rate applied to the same type of instruments for the remaining maturity.

For transactions with the price quoted by industry associations, etc., fair value is based on the amount calculated by using the published price data, yield data, etc.

These transactions are classified into Level 2.

Derivative transactions

The fair values of listed derivatives are based on their closing prices. The fair values of over-the-counter derivative transactions are based on the present value of the future cash flows, option valuation models, etc., using inputs such as interest rate, foreign exchange rate, stock price, commodity price, etc.

Over-the-counter derivative transactions takes into account the counterparty’s and the Company’s credit risks, and the liquidity risks of the unsecured lending funds. Listed derivative transactions are mainly classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if observable inputs are available or impact of unobservable inputs to the fair values is not significant. If impact of unobservable inputs to the fair values is significant, they are classified into Level 3.

(Note 2) Quantitative information about financial assets and liabilities measured and stated on the consolidated balance sheet at fair value and classified in Level 3

1)	Quantitative information on significant unobservable inputs

	Valuation technique	Significant unobservable inputs	Range
Monetary claims bought	Discounted cash flow	Probability of default	0.1% — 100.0%
		Loss given default	0.0% — 51.4%
		Prepayment rate	2.0% — 7.5%
Trading assets:
Securities classified as trading purposes	Option valuation model	Equity volatility	24.6% — 57.6%
Securities:
Other securities	Discounted cash flow	Probability of default	7.9% — 100.0%
		Loss given default	0.0% — 80.2%
Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	14.9% — 98.0%
Currency derivatives	Option valuation model	Correlation between interest rates	26.7% — 98.0%
		Correlation between interest rate and foreign exchange rate	13.9% — 47.6%
		Foreign exchange rate volatility	8.9% — 14.8%
Equity derivatives	Option valuation model	Correlation between equities	47.1% — 93.1%
		Correlation between foreign exchange rate and equity	(26.0)% — (2.6)%
		Equity volatility	16.6% — 55.9%
Credit derivatives	Credit default model	Correlation between foreign exchange rate and CDS* spread	15.0% — 90.0%

*	Credit Default Swap

2)	Reconciliation between the beginning and ending balance, and net unrealized gains (losses) recognized in the earnings of the period

	Millions of yen
	Beginning balance	Earnings of the period*1	Other comprehe- nsive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥451,033	¥—	¥4,789	¥(994)	¥—	¥—	¥454,827	¥—
Trading assets	152	3,499	—	(3,383)	1	—	270	184
Securities	33,251	539	(1,515)	(28,217)	48,305	(170)	52,193	(4,585)
Derivative transactions
Interest rate	4,280	(3,316)	—	50	—	—	1,013	366
Currency	1,721	3,038	—	—	—	47	4,807	3,297
Equity	32,865	(13,462)	—	2,293	—	—	21,696	10,855
Credit derivative	2,240	(1,444)	—	—	—	—	796	(709)

Total	¥525,544	¥(11,145)	¥3,274	¥(30,251)	¥48,306	¥(122)	¥535,605	¥9,408

*1	The amounts shown in the table above are included in consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3

Transfer from Level 2 to Level 3 due to an increase in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2021.

*4

Transfer from Level 3 to Level 2 due to a decrease in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2021.

3)	Description of the fair value valuation process

At the Company, the middle division establishes policies and procedures for the calculation of fair value, and the front division develops valuation models in accordance with such policies and procedures. The middle division verifies the reasonableness of the fair value valuation models, the inputs used, and the appropriateness of the classified fair value level of the calculated fair value.

Observable data is utilized as much as possible for the valuation model. If quoted prices obtained from third parties are used, those values are verified by comparison with results recalculated by the Company using the inputs for the valuation.

4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default represents the likelihood that the default will occur, and is calculated based on actual defaults in the past. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Loss given default

Loss given default is the proportion of estimated losses in the event that default occurs to the total balance of bonds or loans and bills discounted, and is calculated based on actual defaults in the past. A significant increase (decrease) in loss given default would result in a significant decrease (increase) in a fair value.

Prepayment rate

Prepayment rate is the proportion of estimated principals assuming that prepayment is made in each period. In general, a significant change in loss given default would result in a significant increase or decrease in a fair value according to the contractual terms and conditions.

Volatility

Volatility is an indicator that represents the estimation of severity of change over a certain period in values of inputs and market values. Volatility is estimated based on actual results in the past, information derived from third parties and other analysis approach. Volatility is mainly used in valuation of derivatives that refer to potential changes of interest rate, foreign exchange rate, stock price, etc. A significant increase (decrease) in volatility would generally result in a significant increase (decrease) in a fair value.

Correlation

Correlation is an indicator of the relation of variables such as interest rate, foreign exchange rate, Credit Default Swap (CDS) spread and stock price. Correlation is estimated based on actual results in the past, and is mainly used in valuation technique of complex derivatives, etc. A significant change in correlation would generally result in a significant increase or decrease in a fair value according to the contractual terms and conditions of the financial instrument.

(Note 3) Consolidated balance sheet amounts of stocks with no market prices, etc. and investments in partnership, etc. are as follows. In accordance with Paragraph 5 of ASBJ Guidance No.19, “Implementation Guidance on Disclosures about Fair Value of Financial Instruments,” and Paragraph 27 of “Guidance for Application of Fair Value Measurement,” these amounts are not included in “Trading assets” and “Securities” stated on the tables disclosed in “Matters concerning fair value of financial instruments and breakdown by input level:”

	Millions of yen
	March 31, 2020	March 31, 2021
Stocks with no market prices, etc.*1, 2	¥174,347	¥187,204
Investments in partnership, etc.*2	242,674	278,072

Total	¥417,022	¥465,276

*1	Unlisted stocks are included in stocks with no market prices, etc.
*2	Unlisted stocks and investments in partnership totaling ¥22,903 million and ¥20,644 million were written-off in the fiscal year ended March 31, 2020 and 2021, respectively.

(Note 4) Redemption schedule of monetary claims and securities with maturities

	Millions of yen
March 31, 2020	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Monetary claims bought*1	¥3,310,435	¥735,646	¥163,273	¥295,468
Securities	6,702,393	7,787,784	3,250,285	4,241,524
Bonds classified as held-to-maturity	260,000	—	22,300	—
Japanese government bonds	260,000	—	—	—
Japanese local government bonds	—	—	22,300	—
Japanese corporate bonds	—	—	—	—
Other	—	—	—	—
Other securities with maturity	6,442,393	7,787,784	3,227,985	4,241,524
Japanese government bonds	3,388,590	2,780,300	450,200	413,700
Japanese local government bonds	2,912	45,000	179,449	12,775
Japanese corporate bonds	316,475	1,123,144	814,564	449,623
Other	2,734,414	3,839,340	1,783,771	3,365,426
Loans and bills discounted*1*2	20,530,820	34,431,806	13,516,514	6,514,499
Lease receivables and investment assets	21,006	58,938	26,716	65,787

Total	¥30,564,654	¥43,014,175	¥16,956,790	¥11,117,280

*1

The amounts shown in the table above do not include amounts for claims, such as claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers for which redemption is unlikely. The amounts for such claims are Monetary claims bought: ¥292 million, Loans and bills discounted: ¥339,003 million.

*2	Loans and bills discounted without the maturity dates are not included. Such amount is totaled to ¥7,182,191 million at March 31, 2020.

	Millions of yen
March 31, 2021	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Monetary claims bought*1	¥3,315,168	¥813,388	¥255,255	¥221,553
Securities	8,992,297	13,437,597	4,576,528	3,251,964
Bonds classified as held-to-maturity	—	—	22,300	—
Japanese government bonds	—	—	—	—
Japanese local government bonds	—	—	22,300	—
Japanese corporate bonds	—	—	—	—
Other	—	—	—	—
Other securities with maturity	8,992,297	13,437,597	4,554,228	3,251,964
Japanese government bonds	5,899,020	6,642,300	1,406,600	283,900
Japanese local government bonds	7,170	205,548	506,788	12,232
Japanese corporate bonds	273,382	1,222,810	639,373	466,520
Other	2,812,724	5,366,938	2,001,466	2,489,310
Loans and bills discounted*1*2	22,105,264	36,046,216	13,079,391	6,402,231
Lease receivables and investment assets	18,821	57,940	42,590	70,712

Total	¥34,431,552	¥50,355,142	¥17,953,766	¥9,946,460

*1

The amounts shown in the table above do not include amounts for claims, such as claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers for which redemption is unlikely. The amounts for such claims are Monetary claims bought: ¥317 million, Loans and bills discounted: ¥422,940 million.

*2	Loans and bills discounted without the maturity dates are not included. Such amount is totaled to ¥7,073,876 million at March 31, 2021.

(Note 5) Repayment schedule of bonds, borrowed money and other interest-bearing debts

	Millions of yen
March 31, 2020	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits*	¥123,191,393	¥3,269,858	¥158,359	¥422,607
Negotiable certificates of deposit	9,488,288	692,146	—	—
Borrowed money	10,116,503	4,185,181	637,820	271,389
Bonds	1,311,716	3,876,955	3,016,822	1,030,816
Due to trust account	1,379,220	282,735	149,400	—

Total	¥145,487,121	¥12,306,877	¥3,962,402	¥1,724,812

*	Demand deposits are included in “Within 1 year.” Deposits include current deposits.

	Millions of yen
March 31, 2021	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits*	¥138,365,168	¥3,108,605	¥160,363	¥392,019
Negotiable certificates of deposit	12,105,583	465,034	—	—
Borrowed money	7,638,210	9,154,938	634,982	251,559
Bonds	1,294,715	3,677,761	2,970,463	1,100,289
Due to trust account	1,732,438	426,597	162,187	—

Total	¥161,136,116	¥16,832,937	¥3,927,997	¥1,743,867

*	Demand deposits are included in “Within 1 year.” Deposits include current deposits.

(Notes to securities)

The amounts shown in the following tables include trading securities and short-term bonds classified as “Trading assets,” negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheets.

1.	Securities classified as trading purposes

	Millions of yen
March 31	2020	2021
Valuation gains (losses) included in the earnings for the fiscal year	¥ (27,480)	¥9,501

2.	Bonds classified as held-to-maturity

		Millions of yen
March 31, 2020		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥260,079	¥260,286	¥206
	Japanese local government bonds	2,000	2,001	1
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	262,079	262,287	208

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	20,300	20,232	(67)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	20,300	20,232	(67)

Total		¥282,379	¥282,519	¥140

		Millions of yen
March 31, 2021		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	3,700	3,701	1
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	3,700	3,701	1

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	18,600	18,538	(61)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	18,600	18,538	(61)

Total		¥22,300	¥22,239	¥(60)

3.	Other securities

		Millions of yen
March 31, 2020		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥2,372,608	¥1,038,349	¥1,334,258
	Bonds	5,197,614	5,159,687	37,927
	Japanese government bonds	2,871,225	2,865,395	5,829
	Japanese local government bonds	76,337	75,981	356
	Japanese corporate bonds	2,250,052	2,218,310	31,741
	Other	10,655,671	9,934,324	721,347

	Subtotal	18,225,894	16,132,361	2,093,533

Other securities with unrealized losses:	Stocks	222,431	287,126	(64,694)
	Bonds	4,869,781	4,886,191	(16,410)
	Japanese government bonds	4,216,709	4,229,667	(12,957)
	Japanese local government bonds	164,044	164,575	(530)
	Japanese corporate bonds	489,027	491,949	(2,921)
	Other	2,914,076	3,034,175	(120,098)

	Subtotal	8,006,289	8,207,493	(201,204)

Total		¥26,232,183	¥24,339,854	¥1,892,329

Note:	Net unrealized gains (losses) on other securities shown above include losses of ¥26,403 million for the fiscal year ended March 31, 2020 that are recognized in the earnings by applying fair value hedge accounting.

		Millions of yen
March 31, 2021		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,443,816	¥1,161,142	¥2,282,673
	Bonds	6,148,728	6,119,071	29,657
	Japanese government bonds	3,980,113	3,977,980	2,132
	Japanese local government bonds	215,060	214,647	413
	Japanese corporate bonds	1,953,555	1,926,443	27,111
	Other	8,133,879	7,336,137	797,741

	Subtotal	17,726,424	14,616,350	3,110,073

Other securities with unrealized losses:	Stocks	106,431	133,466	(27,035)
	Bonds	11,506,509	11,528,134	(21,624)
	Japanese government bonds	10,313,497	10,329,703	(16,206)
	Japanese local government bonds	517,561	518,629	(1,067)
	Japanese corporate bonds	675,450	679,800	(4,350)
	Other	6,613,717	6,743,300	(129,582)

	Subtotal	18,226,657	18,404,900	(178,243)

Total		¥35,953,082	¥33,021,251	¥2,931,830

Note:	Net unrealized gains (losses) on other securities shown above include gains of ¥399 million for the fiscal year ended March 31, 2021 that are recognized in the earnings by applying fair value hedge accounting.

4.	Held-to-maturity bonds sold during the fiscal year

Fiscal year ended March 31, 2020

There are no corresponding transactions.

Fiscal year ended March 31, 2021

There are no corresponding transactions.

5.	Other securities sold during the fiscal year

	Millions of yen
Year ended March 31, 2020	Sales amount	Gains on sales	Losses on sales
Stocks	¥205,299	¥115,228	¥(11,013)
Bonds	8,380,330	26,478	(4,384)
Japanese government bonds	8,036,803	25,415	(4,349)
Japanese local government bonds	92,994	295	(34)
Japanese corporate bonds	250,532	766	(0)
Other	14,797,180	120,696	(33,219)

Total	¥23,382,810	¥262,403	¥(48,617)

	Millions of yen
Year ended March 31, 2021	Sales amount	Gains on sales	Losses on sales
Stocks	¥139,203	¥83,297	¥(4,992)
Bonds	7,402,988	7,378	(3,812)
Japanese government bonds	7,318,109	6,970	(3,812)
Japanese local government bonds	—	—	—
Japanese corporate bonds	84,879	408	—
Other	9,545,072	164,069	(47,591)

Total	¥17,087,264	¥254,745	¥(56,397)

6.	Change of classification of securities

Fiscal year ended March 31, 2020

There are no significant corresponding transactions to be disclosed.

Fiscal year ended March 31, 2021

There are no significant corresponding transactions to be disclosed.

7.	Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation losses for the fiscal years ended March 31, 2020 and 2021 were ¥23,000 million and ¥8,480 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.
Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.	Money held in trust classified as trading purposes

Fiscal year ended March 31, 2020

There are no corresponding transactions.

Fiscal year ended March 31, 2021

There are no corresponding transactions.

2.	Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2020

There are no corresponding transactions.

Fiscal year ended March 31, 2021

There are no corresponding transactions.

3.	Other money held in trust

March 31, 2020	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥353	¥353	—

March 31, 2021	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥309	¥309	—

(Notes to net unrealized gains (losses) on other securities)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the consolidated balance sheets is as shown below:

March 31, 2020	Millions of yen
Net unrealized gains (losses)	¥1,918,660
Other securities	1,918,660
Other money held in trust	—
(-) Deferred tax liabilities	453,080

Net unrealized gains (losses) on other securities (before following adjustments)	1,465,580

(-) Non-controlling interests	103,969
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	9,795

Net unrealized gains (losses) on other securities	¥1,371,407

Notes:	1.	Net unrealized losses of ¥26,403 million for the fiscal year ended March 31, 2020 recognized in the fiscal year’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.
	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.
	3.	Non-controlling interests include equity acquired from non-controlling stockholders.

March 31, 2021	Millions of yen
Net unrealized gains (losses)	¥2,931,364
Other securities	2,931,364
Other money held in trust	—
(-) Deferred tax liabilities	747,355

Net unrealized gains (losses) on other securities (before following adjustments)	2,184,009

(-) Non-controlling interests	105,206
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	15,802

Net unrealized gains (losses) on other securities	¥2,094,605

Notes:	1.	Net unrealized gains of ¥399 million for the fiscal year ended March 31, 2021 recognized in the fiscal year’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.
	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is not recognized as consolidated balance sheet amount.
	3.	Non-controlling interests include equity acquired from non-controlling stockholders.

(Notes to derivative transactions)

1.	Derivative transactions to which the hedge accounting method is not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value, valuation gains (losses) and fair value calculation methodologies by type of derivative with respect to derivative transactions to which the hedge accounting method is not applied at the end of the fiscal year. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2020	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥21,076,337	¥4,765,699	¥(27,290)	¥(27,290)
Bought	14,737,369	2,199,856	27,550	27,550
Interest rate options:
Sold	6,750,245	4,521,273	(11,465)	(11,465)
Bought	158,524,331	67,831,291	48,263	48,263
Over-the-counter
Forward rate agreements:
Sold	62,823,188	4,805,635	132,247	132,247
Bought	61,810,031	3,914,222	(132,242)	(132,242)
Interest rate swaps:	466,801,624	363,010,583	571,893	571,893
Receivable fixed rate/payable floating rate	204,935,762	162,453,955	9,871,580	9,871,580
Receivable floating rate/payable fixed rate	199,732,233	157,519,483	(9,312,725)	(9,312,725)
Receivable floating rate/payable floating rate	62,049,122	42,972,238	4,408	4,408
Interest rate swaptions:
Sold	7,216,094	3,744,854	5,054	5,054
Bought	6,612,746	3,503,884	(22,405)	(22,405)
Caps:
Sold	58,316,271	35,057,852	(27,575)	(27,575)
Bought	13,991,264	9,813,927	689	689
Floors:
Sold	3,427,268	3,271,036	(34,570)	(34,570)
Bought	2,001,857	1,816,324	21,728	21,728
Other:
Sold	1,723,114	1,045,482	(2,327)	(2,327)
Bought	6,906,532	4,948,922	74,235	74,235

Total	/	/	¥623,785	¥623,785

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2021	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥17,270,061	¥6,611,011	¥(1,126)	¥(1,126)
Bought	8,617,990	5,912,395	726	726
Interest rate options:
Sold	5,924,592	3,182,912	(6,862)	(6,862)
Bought	180,429,787	69,190,643	30,995	30,995
Over-the-counter
Forward rate agreements:
Sold	55,761,372	5,980	12,420	12,420
Bought	54,471,354	1,560	(12,423)	(12,423)
Interest rate swaps:	468,245,252	356,060,418	236,177	236,177
Receivable fixed rate/payable floating rate	208,413,122	158,339,724	4,627,453	4,627,453
Receivable floating rate/payable fixed rate	204,100,529	153,091,311	(4,402,436)	(4,402,436)
Receivable floating rate/payable floating rate	55,641,657	44,546,438	(1,218)	(1,218)
Interest rate swaptions:
Sold	6,757,427	4,764,343	(84,446)	(84,446)
Bought	6,166,275	4,403,008	78,877	78,877
Caps:
Sold	64,606,743	36,017,193	(41,891)	(41,891)
Bought	13,510,015	11,219,847	11,642	11,642
Floors:
Sold	4,130,223	3,590,129	(19,012)	(19,012)
Bought	2,257,383	2,034,274	20,450	20,450
Other:
Sold	1,855,047	1,322,008	(6,649)	(6,649)
Bought	6,082,064	4,112,358	56,462	56,462

Total	/	/	¥275,340	¥275,340

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(2) Currency derivatives

March 31, 2020	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Currency futures:
Sold	¥4,500	¥—	¥(7)	¥(7)
Bought	—	—	—	—
Over-the-counter
Currency swaps	55,227,153	41,204,948	(116,557)	(97,022)
Currency swaptions:
Sold	229,152	45,273	(429)	(429)
Bought	789,974	577,080	1,766	1,766
Forward foreign exchange	80,636,837	10,126,712	(1,771)	(1,771)
Currency options:
Sold	3,622,112	1,493,867	(115,008)	(115,008)
Bought	3,258,083	1,206,448	120,743	120,743

Total	/	/	¥(111,265)	¥(91,729)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

March 31, 2021	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Currency futures:
Sold	¥1,812	¥—	¥93	¥93
Bought	6,256	—	0	0
Over-the-counter
Currency swaps	76,626,201	59,390,711	(78,194)	161,586
Currency swaptions:
Sold	70,002	70,002	117	117
Bought	520,389	501,768	(493)	(493)
Forward foreign exchange	77,285,120	13,081,964	134,477	134,477
Currency options:
Sold	2,842,651	1,350,141	(85,577)	(85,577)
Bought	2,507,220	1,123,003	82,620	82,620

Total	/	/	¥53,043	¥292,824

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

(3) Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2020	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥683,868	¥3,250	¥(7,234)	¥(7,234)
Bought	470,636	30,247	1,286	1,286
Equity price index options:
Sold	625,316	253,364	(69,629)	(69,629)
Bought	476,035	197,739	31,351	31,351
Over-the-counter
Equity options:
Sold	342,896	52,544	(30,674)	(30,674)
Bought	312,867	38,253	32,382	32,382
Equity index forward contracts:
Sold	—	—	—	—
Bought	2,614	28	448	448
Equity price index swaps:
Receivable equity index/payable short-term floating rate	58,774	31,271	(18,606)	(18,606)
Receivable short-term floating rate/payable equity index	268,608	151,227	51,513	51,513

Total	/	/	¥(9,162)	¥(9,162)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2021	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥1,080,737	¥23,420	¥(9,528)	¥(9,528)
Bought	528,050	42,460	13,942	13,942
Equity price index options:
Sold	589,781	184,932	(69,039)	(69,039)
Bought	360,975	118,530	34,014	34,014
Over-the-counter
Equity options:
Sold	50,915	4,266	(5,977)	(5,977)
Bought	107,824	25,680	18,974	18,974
Equity index forward contracts:
Sold	—	—	—	—
Bought	3,574	—	98	98
Equity price index swaps:
Receivable equity index/payable short-term floating rate	7,520	1,550	(1,153)	(1,153)
Receivable short-term floating rate/payable equity index	272,916	136,390	12,625	12,625

Total	/	/	¥(6,043)	¥(6,043)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(4) Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2020	Total	Over 1 year
Listed
Bond futures:
Sold	¥1,098,669	¥—	¥(15,128)	¥(15,128)
Bought	1,137,437	—	16,168	16,168
Bond futures options:
Sold	3,000	—	2	2
Bought	2,992	—	10	10
Over-the-counter
Bond forward contract:
Sold	499	—	0	0
Bought	—	—	—	—
Bond options:
Sold	298,310	—	(119)	(119)
Bought	371,168	71,357	8,240	8,240

Total	/	/	¥9,174	¥9,174

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2021	Total	Over 1 year
Listed
Bond futures:
Sold	¥1,340,302	¥—	¥12,083	¥12,083
Bought	1,604,432	—	(11,546)	(11,546)
Bond futures options:
Sold	58,891	—	(44)	(44)
Bought	12,000	—	(7)	(7)
Over-the-counter
Bond forward contract:
Sold	103	—	3	3
Bought	—	—	—	—
Bond options:
Sold	78,088	—	(745)	(745)
Bought	148,258	10,521	760	760

Total	/	/	¥503	¥503

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

(5) Commodity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2020	Total	Over 1 year
Listed
Commodity futures:
Sold	¥3,090	¥—	¥171	¥171
Bought	4,044	—	(379)	(379)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	80,464	47,610	18,209	18,209
Receivable floating price/payable fixed price	76,311	44,804	(15,201)	(15,201)
Receivable floating price/payable floating price	1,363	1,347	0	0
Commodity options:
Sold	3,153	2,199	(529)	(529)
Bought	1,307	532	(89)	(89)

Total	/	/	¥2,181	¥2,181

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2021	Total	Over 1 year
Listed
Commodity futures:
Sold	¥14,624	¥—	¥405	¥405
Bought	16,291	—	127	127
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	39,320	27,601	(3,463)	(3,463)
Receivable floating price/payable fixed price	36,039	25,820	5,466	5,466
Receivable floating price/payable floating price	904	882	(30)	(30)
Commodity options:
Sold	2,048	1,645	(546)	(546)
Bought	436	63	60	60

Total	/	/	¥2,019	¥2,019

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchanges is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

(6) Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2020	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,010,046	¥871,799	¥(10,922)	¥(10,922)
Bought	1,173,724	1,012,367	13,779	13,779

Total	/	/	¥2,856	¥2,856

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2021	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,213,365	¥1,093,942	¥21,929	¥21,929
Bought	1,561,193	1,414,334	(27,645)	(27,645)

Total	/	/	¥(5,716)	¥(5,716)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

2.	Derivative transactions to which the hedge accounting method is applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and fair value calculation methodologies by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method is applied at the end of the fiscal year. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

March 31, 2020			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥435,240	¥—	¥43
	Bought		1,142,505	—	269
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		36,700,930	28,992,026	697,034
	Receivable floating rate/payable fixed rate		14,785,349	13,677,981	(507,233)
	Interest rate swaptions:
	Sold		151,789	151,789	26,130
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/payable fixed rate		409,908	390,290	(13,781)

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/payable fixed rate		71,880	55,700	(Note 3)

	Total		/	/	¥202,463

Notes:	1.	The Company applies deferred hedge accounting stipulated in JICPA Industry Committee Practical Guidelines No. 24.
2.

Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money that is subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the (Notes to financial instruments).

March 31, 2021			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥7,580,404	¥4,439,058	¥1,403
	Bought		4,048,886	4,048,886	(498)
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		31,981,533	25,876,121	298,464
	Receivable floating rate/payable fixed rate		11,869,419	10,877,836	(132,770)
	Interest rate swaptions:
	Sold		153,886	153,886	11,270
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/payable fixed rate		567,041	511,375	(11,324)

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/payable fixed rate		62,100	51,380	(Note 3)

	Total		/	/	¥166,545

Notes:	1.	The Company applies deferred hedge accounting stipulated in JICPA Industry Committee Practical Guidelines No. 24.
2.

Fair value of transactions listed on exchanges is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money that is subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the (Notes to financial instruments).

(2) Currency derivatives

March 31, 2020	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥9,966,619	¥5,490,043	¥64,752
	Forward foreign exchange		39,426	—	723

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	254,494	208,359	18,015

	Total		/	/	¥83,491

Notes: 1. The Company applies deferred hedge accounting stipulated in JICPA Industry Committee Practical Guidelines No. 25. 2. Fair value is calculated using discounted present value.

March 31, 2021	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥10,896,132	¥6,051,444	¥39,920
	Forward foreign exchange		39,074	3,859	334

Recognition of gain or loss on the hedged items	Currency swaps Forward foreign exchange	Loans and bills discounted, other securities	219,977 304	205,644 —	2,214 1

	Total		/	/	¥42,471

Notes: 1. The Company applies deferred hedge accounting stipulated in JICPA Industry Committee Practical Guidelines No. 25. 2. Fair value is calculated using discounted present value.

(3) Equity derivatives

March 31, 2020	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		¥41,556	¥41,556	¥8,861

	Total		/	/	¥8,861

Note: Fair value is calculated using discounted present value.

March 31, 2021	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contact amount
			Total	Over 1 year	Fair value
Deferral hedge method	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		¥21,077	¥—	¥690

Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/payable equity index		33,674	33,674	(2,689)

	Total		/	/	¥(1,999)

Note: Fair value is calculated using discounted present value.

(Notes to employee retirement benefits)

1. Outline of employee retirement benefits

The Company’s consolidated subsidiaries have funded and unfunded contributory defined benefit pension plans and defined-contribution pension plans for benefit payments to their employees.

Funded contributory defined benefit pension plans mainly consist of contributory funded defined benefit pension plans and lump-sum severance indemnity plans which set up employee retirement benefit trusts.

Unfunded contributory defined benefit pension plans are lump-sum severance indemnity plans which do not use such trust scheme.

Some consolidated subsidiaries adopt the simplified method in calculating the projected benefit obligation. Additional benefits may also be granted when employees retire.

2. Contributory defined benefit pension plan

(1)	Reconciliation of beginning and ending balances of projected benefit obligation

	Millions of yen
Year ended March 31	2020	2021
Beginning balance of projected benefit obligation	¥1,123,760	¥1,123,979
Service cost	37,323	32,047
Interest cost on projected benefit obligation	4,098	3,970
Unrecognized net actuarial gain or loss incurred	13,225	10,691
Payments of retirement benefits	(55,337)	(53,586)
Unrecognized prior service cost	—	(23,842)
Net change as a result of business combinations	1,227	46
Other	(318)	4,235

Ending balance of projected benefit obligation	¥1,123,979	¥1,097,541

(2)	Reconciliation of beginning and ending balances of plan assets

	Millions of yen
Year ended March 31	2020	2021
Beginning balance of plan assets	¥1,421,378	¥1,318,775
Expected return on plan assets	42,510	39,287
Unrecognized net actuarial gain or loss incurred	(112,013)	293,981
Contributions by the employer	13,108	11,680
Payments of retirement benefits	(43,656)	(41,932)
Other	(2,551)	5,949

Ending balance of plan assets	¥1,318,775	¥1,627,741

(3)     Reconciliation of the projected benefit obligation and plan assets to net defined benefit asset and net defined benefit liability reported on the consolidated balance sheets

	Millions of yen
March 31	2020	2021
Funded projected benefit obligation	¥(1,096,602)	¥(1,069,315)
Plan assets	1,318,775	1,627,741

	222,172	558,426
Unfunded projected benefit obligation	(27,376)	(28,226)

Net amount of asset and liability reported on the consolidated balance sheet	¥194,795	¥530,200

	Millions of yen
March 31	2020	2021
Net defined benefit asset	¥230,573	¥565,534
Net defined benefit liability	(35,777)	(35,334)

Net amount of asset and liability reported on the consolidated balance sheet	¥194,795	¥530,200

(4)	Pension expenses

	Millions of yen
Year ended March 31	2020	2021
Service cost	¥37,323	¥32,047
Interest cost on projected benefit obligation	4,098	3,970
Expected return on plan assets	(42,510)	(39,287)
Amortization of unrecognized net actuarial gain or loss	5,569	8,107
Amortization of unrecognized prior service cost	(140)	(2,349)
Other (nonrecurring additional retirement allowance paid and other)	7,521	4,659

Pension expenses	¥11,861	¥7,148

Note:	Pension expenses of consolidated subsidiaries which adopt the simplified method are included in “Service cost.”

(5)	Remeasurements of defined benefit plans

The breakdown of “Remeasurements of defined benefit plans” (before deducting tax effect) is as shown below:

	Millions of yen
Year ended March 31	2020	2021
Prior service cost	¥140	¥(21,493)
Net actuarial gain or loss	119,648	(291,618)

Total	¥119,789	¥(313,111)

(6)	Accumulated remeasurements of defined benefit plans

The breakdown of “Accumulated remeasurements of defined benefit plans” (before deducting tax effect) is as shown below:

	Millions of yen
March 31	2020	2021
Unrecognized prior service cost	¥(159)	¥(21,653)
Unrecognized net actuarial gain or loss	128,245	(163,372)

Total	¥128,085	¥(185,025)

(7)	Plan assets

1)	Major asset classes of plan assets

The proportion of major asset classes to the total plan assets is as follows:

March 31	2020	2021
Stocks	56.3%	57.6%
Bonds	15.1%	14.6%
General account of life insurance	3.0%	2.5%
Other	25.6%	25.3%

Total	100.0%	100.0%

Note:	The retirement benefit trusts set up for employee pension plans and lump-sum severance indemnity plans account for 35.5% and 37.1% of the total plan assets at March 31, 2020 and 2021, respectively.

2)	Method for setting the long-term expected rate of return on plan assets

The long-term expected rate of return on plan assets is determined based on the current and expected allocation of plan assets and the current and expected long-term rates of return on various asset classes of plan assets.

(8)	Actuarial assumptions

The principal assumptions used in determining benefit obligation and pension expenses are as follows:

1)	Discount rate

Year ended March 31, 2020	Percentages	Year ended March 31, 2021	Percentages
Domestic consolidated subsidiaries	0.3% to 0.8%	Domestic consolidated subsidiaries	0.0% to 0.8%
Overseas consolidated subsidiaries	2.3% to 8.3%	Overseas consolidated subsidiaries	2.0% to 6.5%

2)	Long-term expected rate of return on plan assets

Year ended March 31, 2020	Percentages	Year ended March 31, 2021	Percentages
Domestic consolidated subsidiaries	0% to 4.0%	Domestic consolidated subsidiaries	0% to 3.7%
Overseas consolidated subsidiaries	2.3% to 8.3%	Overseas consolidated subsidiaries	2.0% to 6.5%

3. Defined contribution plan

Fiscal year ended March 31, 2020

The amount required to be contributed by the consolidated subsidiaries is ¥11,122 million.

Fiscal year ended March 31, 2021

The amount required to be contributed by the consolidated subsidiaries is ¥11,088 million.

(Notes to stock options)

1. Amount of stock options expenses

Stock options expenses which were accounted for as general and administrative expenses for the fiscal years ended March 31, 2020 and 2021 are as follows:

	Millions of yen
Year ended March 31	2020	2021
General and administrative expenses	¥7	¥—

2. Amount of profit by non-exercise of stock acquisition rights

Profit by non-exercise of stock acquisition rights which were accounted for as other income for the fiscal years ended March 31, 2020 and 2021 are as follows:

	Millions of yen
Year ended March 31	2020	2021
Other income	¥1,610	¥—

3. Outline of stock options and changes

The Company

(1)    Outline of stock options

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013

Title and number of grantees	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 69	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 3 Directors, corporate auditors and executive officers of SMBC 67

Number of stock options*	Common shares 102,600	Common shares 268,200	Common shares 280,500	Common shares 115,700

Grant date	August 13, 2010	August 16, 2011	August 15, 2012	August 14, 2013

Condition for vesting	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.

Requisite service period	From June 29, 2010 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2012	From June 28, 2012 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2013	From June 27, 2013 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2014

Exercise period	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042	August 14, 2013 to August 13, 2043
Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Title and number of grantees	Directors of the Company 10 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 67	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 4 Directors, corporate auditors and executive officers of SMBC 68	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 5 Directors, corporate auditors and executive officers of SMBC 73

Number of stock options*	Common shares 121,900	Common shares 132,400	Common shares 201,200

Grant date	August 15, 2014	August 18, 2015	August 15, 2016

Condition for vesting	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.	Stock acquisition right holders
may exercise stock acquisition
rights from the day when they
are relieved of their positions
either as a director, corporate
auditor or executive officer of
the Company and SMBC.

Requisite service period	From June 27, 2014 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2015	From June 26, 2015 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2016	From June 29, 2016 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2017

Exercise period	August 15, 2014 to August 14, 2044	August 18, 2015 to August 17, 2045	August 15, 2016 to August 14, 2046

*	Number of stock options is converted and stated as number of shares.

(2)    Stock options granted and changes

1)    Number of stock options*

	Number of stock options
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015	July 26, 2016
Before vested
Previous fiscal year-end	5,200	6,400	58,300	39,200	42,100	77,700	102,800
Granted	—	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—	—
Vested	600	600	1,400	11,800	7,700	14,500	7,100
Outstanding	4,600	5,800	56,900	27,400	34,400	63,200	95,700
After vested
Previous fiscal year-end	44,700	133,000	129,600	26,900	27,800	13,100	15,700
Vested	600	600	1,400	11,800	7,700	14,500	7,100
Exercised	5,600	13,300	22,800	13,300	9,800	15,900	7,100
Forfeited	—	—	—	—	—	—	—
Exercisable	39,700	120,300	108,200	25,400	25,700	11,700	15,700

* Number of stock options has been converted and stated as number of shares.

2)    Price information

	Yen
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015	July 26, 2016
Exercise price	¥1	¥1	¥1	¥1	¥1	¥1	¥1
Average exercise price	3,049	3,184	3,072	2,708	2,778	2,706	2,702
Fair value at the grant date	2,215	1,872	2,042	4,159	3,661	4,904	2,811

(3)    Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(Notes to deferred tax assets and liabilities)

1.   Significant components of deferred tax assets and liabilities

March 31, 2020	Millions of yen	March 31, 2021	Millions of yen
Deferred tax assets:		Deferred tax assets:
Reserve for possible loan losses and write-off of loans	¥209,156	Reserve for possible loan losses and write-off of loans	¥270,071
Net operating loss carryforwards*	177,351	Net operating loss carryforwards*	113,089
Securities	146,854	Securities	142,716
Reserve for losses on interest repayment	43,753	Reserve for losses on interest repayment	43,100
Accumulated remeasurements of defined benefit plans	39,818	Accumulated remeasurements of defined benefit plans	1,767
Other	164,543	Other	166,675

Subtotal	781,478	Subtotal	737,421
Valuation allowance for net operating loss carryforwards*	(116,002)	Valuation allowance for net operating loss carryforwards*	(49,547)
Valuation allowance for total amount of deductible temporary differences etc.	(192,146)	Valuation allowance for total amount of deductible temporary differences etc.	(172,713)

Valuation allowance subtotal	(308,148)	Valuation allowance subtotal	(222,261)

Total deferred tax assets	473,329	Total deferred tax assets	515,160
Deferred tax liabilities:		Deferred tax liabilities:
Net unrealized gains on other securities	(445,574)	Net unrealized gains on other securities	(742,247)
Net deferred gains (losses) on hedge	(57,250)	Net deferred gains (losses) on hedge	(20,876)
Depreciation	(52,125)	Depreciation	(62,442)
Other	(149,449)	Other	(191,948)

Total deferred tax liabilities	(704,399)	Total deferred tax liabilities	(1,017,514)

Net deferred tax assets (liabilities)	¥(231,070)	Net deferred tax assets (liabilities)	¥(502,353)

*Net operating loss carryforwards and the amount of its deferred tax assets by expiry date.

	Millions of yen
March 31, 2020	Within 1 year	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Net operating loss carryforwards*	¥68,777	¥37,998	¥20,754	¥49,821	¥177,351
Valuation allowance	(58,733)	(37,271)	(18,714)	(1,282)	(116,002)
Deferred tax assets	10,044	727	2,040	48,538	61,349
*Net operating loss carryforwards is multiplied by statutory tax rate.
	Millions of yen
March 31, 2021	Within 1 year	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Net operating loss carryforwards*	¥15,460	¥24,348	¥22,467	¥50,813	¥113,089
Valuation allowance	(8,407)	(20,122)	(19,719)	(1,298)	(49,547)
Deferred tax assets	7,052	4,226	2,748	49,515	63,542
*Net operating loss carryforwards is multiplied by statutory tax rate.

2.	Significant components of difference between the statutory tax rate used by the Company and the effective income tax rate

March 31, 2020	Percentages	March 31, 2021	Percentages
Statutory tax rate	30.62%	Statutory tax rate	30.62%
Valuation allowance	(8.36)	Valuation allowance	(12.04)
Equity in gains of affiliates	(1.93)	Retained earnings of subsidiaries	(1.91)
Dividends exempted for income tax purposes	(1.05)	Difference between the Company and overseas consolidated subsidiaries	(1.37)
Difference of the scope of taxable income between corporate income tax and enterprise income tax
	(1.00)	Equity in gains of affiliates	(1.14)
Other	0.59	Expired loss carryforwards	9.28
Effective income tax rate	18.87%	Other	(0.18)
		Effective income tax rate	23.26%

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2020

There is no significant information to be disclosed.

Fiscal year ended March 31, 2021

There is no significant information to be disclosed.

(Notes to real estate for rent)

Fiscal year ended March 31, 2020

There is no significant information to be disclosed.

Fiscal year ended March 31, 2021

There is no significant information to be disclosed.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

The Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and the Company’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

The businesses operated by each business unit are as follows;

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized and small-to-medium-sized corporate customers
Retail Business Unit:	Business to deal with mainly domestic individual customers
Global Business Unit:	Business to deal with international (including Japanese) corporate customers
Global Markets Business Unit:	Business to deal with financial market
Head office account:	Business other than businesses above

“International Business Unit” was renamed as “Global Business Unit” as of April 1, 2020.

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segment are the same as those described in “(Notes to significant accounting policies for preparing consolidated financial statements).” In case several business units cooperate for transactions, profit and loss, and expenses related to the transactions are recognized in the business units cooperating for the transactions and those amounts are calculated in accordance with internal managerial accounting policy.

The Company does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

	Millions of yen
Year ended March 31, 2020	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥641,542	¥1,257,678	¥667,083	¥421,629	¥(219,345)	¥2,768,587
Expenses	(284,353)	(1,025,179)	(350,579)	(56,235)	(23,256)	(1,739,603)
Others	52,059	1,974	54,736	33,376	(86,094)	56,051

Consolidated net business profit	¥409,247	¥234,473	¥371,240	¥398,770	¥(328,696)	¥1,085,034

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.
	4.

Due to the reorganization of SMBC as of April 1, 2020 and the change of the revenue management system at SMBC Nikko, the result of the retroactive application for the fiscal year ended March 31, 2020 is as follows:

	Millions of yen
Year ended March 31, 2020	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥620,100	¥1,176,100	¥680,800	¥438,600	¥(147,013)	¥2,768,587
Expenses	(303,600)	(934,500)	(370,900)	(79,600)	(51,003)	(1,739,603)
Others	50,500	2,000	52,900	32,500	(81,849)	56,051

Consolidated net business profit	¥367,000	¥243,600	¥362,800	¥391,500	¥(279,866)	¥1,085,034

	Millions of yen
Year ended March 31, 2021	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥634,900	¥1,127,400	¥723,700	¥460,700	¥(140,513)	¥2,806,187
Expenses	(299,900)	(910,400)	(383,300)	(82,900)	(70,644)	(1,747,144)
Others	53,500	2,200	26,300	35,700	(92,728)	24,972

Consolidated net business profit	¥388,500	¥219,200	¥366,700	¥413,500	¥(303,885)	¥1,084,015

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

4.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Year ended March 31, 2020	Millions of yen
Consolidated net business profit	¥1,085,034
Other ordinary income (excluding equity in gains of affiliates)	196,764
Other ordinary expenses	(349,734)

Ordinary profit on consolidated statements of income	¥932,064

Note:	Figures shown in the parenthesis represent the loss.

Year ended March 31, 2021	Millions of yen
Consolidated net business profit	¥1,084,015
Other ordinary income (excluding equity in gains of affiliates)	155,617
Other ordinary expenses	(528,613)

Ordinary profit on consolidated statements of income	¥711,018

Note:	Figures shown in the parenthesis represent the loss.

[Related information]

Fiscal year ended March 31, 2020

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)    Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 2,773,593	¥ 764,766	¥ 395,209	¥ 658,303	¥ 4,591,873

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany and others; Asia and Oceania includes China, Singapore, Indonesia and others except Japan.

4.

From the fiscal year ended March 31, 2021, the method of recognition of installment-sales-related income and installment-sales-related expenses is changed. As a result of the retroactive application of the change for the fiscal year ended March 31, 2020, “Japan” and “Total” decreased by ¥722,440 million, respectively.

(2)    Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 881,203	¥ 511,264	¥ 26,941	¥ 30,914	¥ 1,450,323

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

Fiscal year ended March 31, 2021

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)    Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 2,548,661	¥ 538,055	¥ 292,491	¥ 523,099	¥ 3,902,307

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany and others; Asia and Oceania includes China, Singapore, Indonesia and others except Japan.

(2)    Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 906,663	¥ 474,507	¥ 40,821	¥ 36,997	¥ 1,458,991

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

The Company does not allocate impairment loss for fixed assets to the reportable segment.

Impairment loss for the fiscal year ended March 31, 2020 is ¥65,106 million.

Impairment loss for the fiscal year ended March 31, 2021 is ¥42,525 million.

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Year ended March 31, 2020	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥—	¥4,019	¥—	¥—	¥13,513	¥17,533
Unamortized balance	—	46,080	—	—	148,209	194,289

	Millions of yen
Year ended March 31, 2021	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥633	¥4,019	¥—	¥—	¥14,711	¥19,365
Unamortized balance	5,387	42,060	—	—	100,060	147,508

[Information on gains on negative goodwill by reportable segment]

Fiscal year ended March 31, 2020

There are no corresponding transactions.

Fiscal year ended March 31, 2021

There are no corresponding transactions.

[Information on related parties]

Fiscal year ended March 31, 2020

There is no significant corresponding information to be disclosed.

Fiscal year ended March 31, 2021

There is no significant corresponding information to be disclosed.

(Business Combination)

There are no significant business combinations to be disclosed.

(Per Share Data)

	Yen
As of and year ended March 31	2020	2021
Net assets per share	¥7,827.50	¥8,629.73
Earnings per share	511.87	374.26
Earnings per share (diluted)	511.57	374.08

Notes: 1. Earnings per share and earnings per share (diluted) are calculated based on the following.

	Millions of yen except number of shares
Year ended March 31	2020	2021
Earnings per share:
Profit attributable to owners of parent	¥703,883	¥512,812
Amount not attributable to common stockholders	—	—

Profit attributable to owners of parent attributable to common stock	¥703,883	¥512,812

Average number of common stock during the fiscal year (in thousand)	1,375,118	1,370,213
Earnings per share (diluted):
Adjustment for profit attributable to owners of parent	¥(6)	¥(0)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(6)	(0)

Increase in number of common stock (in thousand)	801	658
Stock acquisition rights	801	658
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—	—

2. Net assets per share are calculated based on the following:

	Millions of yen except number of shares
March 31	2020	2021
Net assets	¥10,784,903	¥11,899,046
Amounts excluded from Net assets	64,933	72,627
Stock acquisition rights	2,064	1,791
Non-controlling interests	62,869	70,836

Net assets attributable to common stock at the fiscal year-end	¥10,719,969	¥11,826,418

Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,369,526	1,370,427

(Significant Subsequent Events)

There is no significant corresponding information to be disclosed.

[Consolidated Supplementary Financial Schedules]

[Schedule of bonds]

			Millions of yen		Percentages
Company	Type of bonds	Date of issuance	At the beginning of the fiscal year	At the end of the fiscal year	Interest rate (Note 1)	Collat- eral	Date of maturity
The Company	Straight bonds, payable in U.S. dollars (Note 3 and 4)	Mar. 2016 ~ Feb. 2021	4,098,762 ($37,668,982 thousand) [270,983]	4,703,467 ($42,484,578 thousand) [581,227]	0.508 ~ 4.306	None	Jul. 2021 ~ Feb. 2051
	Straight bonds, payable in Euro (Note 3 and 4)	Jun. 2016 ~ Oct. 2020	754,586 (€6,313,473 thousand) [—]	883,710 (€6,810,872 thousand) [64,875]	0 ~ 1.716	None	Jan. 2022 ~ Feb. 2033
	Straight bonds, payable in Australian dollars (Note 3 and 4)	Sep. 2016 ~ Oct. 2019	195,744 (A$2,956,426 thousand) [—]	249,178 (A$2,955,156 thousand) [84,254]	1.2191 ~ 4.13	None	Mar. 2022 ~ Jul. 2028
	Straight bonds, payable in Hong Kong dollars (Note 3)	Apr. 26, 2018	4,212 (HK$300,000 thousand)	4,272 (HK$300,000 thousand)	3.54	None	Apr. 26, 2028
	Subordinated bonds, payable in Yen	Sep. 2014 ~ Sep. 2016	371,891	371,946	0.469 ~ 1.328	None	Sep. 2024 ~ May 2030
	Subordinated bonds, payable in Yen	Jun. 2016 ~ Mar. 2018	352,794	233,754	0.3 ~ 0.585	None	Jun. 2026 ~ Mar. 2028
	Perpetual subordinated bonds, payable in Yen	Jul. 2015 ~ Sep. 2020	684,797	648,878	1.07 ~ 2.88	None	Perpetual
	Subordinated bonds, payable in U.S. dollars (Note 3)	Apr. 2014 ~ Sep. 2020	244,822 ($2,250,000 thousand)	341,689 ($3,086,344 thousand)	2.142 ~ 4.436	None	Apr. 2024 ~ Sep. 2030

SMBC	Straight bonds, payable in U.S. dollars (Notes 3 and 4)	Jan. 2012~ Dec. 2018	761,633 ($6,999,664 thousand) [283,994]	486,088 ($4,390,645 thousand) [61,997]	2.8 ~ 4.13	None	Jun. 2021~ Mar. 2030
	Straight bonds, payable in U.S. dollars (Note 3)	May 28, 2015	71,270 ($655,000 thousand)	72,515 ($655,000 thousand)	4.3	None	May 30, 2045
	Straight bonds, payable in Euro (Notes 3 and 4)	Jul. 2013 ~ Jan. 2015	412,108 (€3,448,026 thousand) [262,944]	162,034 (€1,248,821 thousand) [97,312]	1 ~ 2.75	None	Jan. 2022 ~ Jul. 2023
	Straight bonds, payable in British pounds (Notes 3 and 4)	Sep. 2018	33,338 (£250,005 thousand) [33,337]	—	—	—	—
	Straight bonds, payable in Australian dollars (Notes 3 and 4)	Mar. 2015 ~ Dec. 2018	20,074 (A$303,193 thousand) [11,255]	11,231 (A$133,195 thousand) [—]	2.9 ~ 3.67	None	Jun. 2023 ~ Mar. 2025
	Straight bonds, payable in Hong Kong dollars (Note 3 and 4)	Mar. 2015 ~ Apr. 2015	33,190 (HK$2,364,000 thousand) [10,459]	23,054 (HK$1,619,000 thousand) [12,303]	2.55 ~ 2.92	None	Mar. 2022 ~ Apr. 2025
	Straight bonds, payable in Thai Baht (Note 3 and 4)	Nov. 8, 2018	19,980 (THB6,000,000 thousand) [13,320]	7,080 (THB2,000,000 thousand) [7,080]	2.66	None	Nov. 8, 2021
	Straight bonds, payable in Renminbi (Note 3)	Jun. 8, 2020	—	16,860 (CNY1,000,000 thousand)	3.2	None	Jun. 8, 2023
	Subordinated bonds, payable in Yen (Note 4)	Jun. 2011 ~ Dec. 2011	289,899 [150,000]	139,935 [79,940]	1.56 ~ 2.21	None	Jun. 2021 ~ Dec. 2026
	Perpetual subordinated bonds, payable in U.S. dollars (Note 3 and 4)	Mar. 1, 2012	163,019 ($1,498,199 thousand) [—]	165,962 ($1,499,074 thousand) [165,976]	4.85	None	Mar. 1, 2022
	Subordinated bonds, payable in Euro (Note 3 and 4)	Nov. 9, 2010	89,517 (€748,976 thousand) [89,565]	—	—	—	—

(*1)	Consolidated subsidiaries, straight bonds, payable in Yen (Notes 2 and 4)	Feb. 2011 ~ Mar. 2021	536,998 [156,953]	444,891 [128,911]	0.0052 ~ 20	None	Apr. 2021 ~ Mar. 2051

(*2)	Consolidated subsidiaries, straight bonds, payable in U.S. dollars (Notes 2,3 and 4)	Apr. 2016 ~ Mar. 2021	43,609 ($400,785 thousand) [6,578]	42,198 ($381,166 thousand) [6,272]	0.01 ~ 3.8	None	Apr. 2021 ~ Nov. 2037

(*3)	Consolidated subsidiaries, straight bonds, payable in Euro (Notes 2 and 3)	Dec. 18, 2018	95 (€800 thousand)	77 (€600 thousand)	0.1	None	Dec.18, 2023

(*4)	Consolidated subsidiaries, straight bonds, payable in Australian dollars (Notes 2,3 and 4)	May 2016~ Dec. 2018	1,290 (A$19,483 thousand) [39]	1,178 (A$13,978 thousand) [548]	0.01 ~ 0.75	None	May 2021~ Dec. 2028

(*5)	Consolidated subsidiaries, straight bonds, payable in Turkish lira (Notes 2,3 and 4)	Jul. 2017~ Dec. 2018	4,080 (TRY246,110 thousand) [863]	2,443 (TRY183,200 thousand) [982]	0.01 ~ 15	None	Apr. 2021~ Oct. 2023

(*6)	Consolidated subsidiaries, straight bonds, payable in Indonesia rupiah (Notes 2,3 and 4)	Nov. 27, 2019	21,066 (IDR3,191,941,480 thousand) [14,531]	7,552 (IDR993,783,810 thousand) [—]	7.55 ~ 7.75	None	Nov. 2022~ Nov. 2024

(*7)	Consolidated subsidiaries, straight bonds, payable in Renminbi (Notes 2,3 and 4)	Jan. 2021	6,855 (CNY447,756 thousand) [6,889]	3,030 (CNY179,752 thousand) [3,034]	0	None	Apr. 21, 2021

(*8)	Consolidated subsidiaries, subordinated bonds, payable in Yen (Notes 2)	Dec. 1997~ Feb. 1998	20,000	20,000	4 ~ 4.15	None	Jan. 28, 2028

(*9)	Consolidated subsidiaries, short-term bonds, payable in Yen (Notes 2 and 4)	May 2020 ~ Mar. 2021	379,000 [379,000]	585,000 [585,000]	0 ~ 0.01	None	Apr. 2021 ~ Jan. 2022

Total		—	¥9,614,639	¥9,628,031	—	—	—

Notes:	1.	“Interest rate” indicates a nominal interest rate which is applied at respective consolidated balance sheet dates. Therefore, this rate may differ from an actual interest rate.
2.

(*1) This represents straight bonds issued in Yen by SMBC Nikko, a domestic consolidated subsidiary.

(*2) This represents straight bonds issued in U.S. dollar by SMBC Nikko, a domestic consolidated subsidiary.

(*3) This represents straight bonds issued in Euro by SMBC Nikko, a domestic consolidated subsidiary.

(*4) This represents straight bonds issued in Australian dollar by SMBC Nikko, a domestic consolidated subsidiary.

(*5) This represents straight bonds issued in Turkish lira by SMBC Nikko, a domestic consolidated subsidiary.

(*6) This represents straight bonds issued in Indonesia rupiah by PT Bank BTPN Tbk, an overseas consolidated subsidiary.

(*7) This represents straight bonds issued in Renminbi by Sumitomo Mitsui Banking Corporation (China) Limited, an overseas consolidated subsidiary.

(*8) This represents subordinate term bonds issued in Yen by SMBC International Finance N.V., an overseas consolidated subsidiary.

(*9) This represents an aggregate of short-term bonds issued in yen by SMBC Nikko and SMCC, domestic consolidated subsidiaries.

	3.	Figures showed in ( ) in “At the beginning of the fiscal year” and “At the end of the fiscal year” are in foreign currency.
	4.	Figures showed in [ ] in “At the beginning of the fiscal year” and “At the end of the fiscal year” are the amounts to be redeemed within one year.
	5.	The redemption schedule over the next 5 years after respective balance sheet dates of the consolidated subsidiaries was as follows:

Millions of yen
Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
¥ 1,879,715	¥ 1,049,667	¥ 776,615	¥ 1,040,315	¥ 811,163

[Schedule of borrowings]

	Millions of yen		Percentages
Classification	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Borrowed money	¥15,210,894	¥17,679,690	0.15	—
Other borrowings	15,210,894	17,679,690	0.15	Apr. 2021 ~ Perpetual
Lease obligations	29,103	28,835	2.83	Apr. 2021 ~ Jul. 2032

Notes:	1.	“Average interest rate” represents the weighted average interest rate based on the interest rates and “At the end of the fiscal year” at respective balance sheet dates of consolidated subsidiaries.
	2.	The redemption schedule over the next 5 years on Borrowings and Lease obligations after respective balance sheet dates of the consolidated subsidiaries was as follows:

	Millions of yen
	Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
Other borrowings	¥7,638,210	¥1,858,272	¥2,640,346	¥4,521,769	¥134,549
Lease obligations	7,885	6,399	5,722	4,181	2,596

Since the commercial banking business accepts deposits and raises and manages funds through the call loan and commercial paper markets as a normal course of business, the schedule of borrowings shows a breakdown of Borrowed money included in the “Liabilities” and Lease obligations included in “Other liabilities” in the consolidated balance sheet.

Reference: Commercial paper issued for funding purpose as a normal course of business is as follows:

	Millions of yen		Percentages
	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Commercial paper	¥1,409,249	¥1,686,404	0.12	Apr. 2021 ~Dec. 2021

[Schedule of asset retirement obligations]

Since the amount of asset retirement obligations accounts for 1% or less than the total of liabilities and net assets, the schedule of asset liability obligation is not disclosed.

[Others]

Quarterly consolidated financial information in the fiscal year ended March 31, 2021 is as follows:

	Millions of yen (except Earnings per share)
	First quarter consolidated total period	Second quarter consolidated total period	Third quarter consolidated total period	Fiscal year ended March 31, 2021
Ordinary income	¥970,393	¥1,949,441	¥2,894,820	¥3,902,307
Income before income taxes	116,823	341,934	587,071	672,237
Profit attributable to owners of parent	86,095	270,130	433,929	512,812
Earnings per share	62.86	197.18	316.70	374.26

	Yen
	First quarter consolidated accounting period	Second quarter consolidated accounting period	Third quarter consolidated accounting period	Fourth quarter consolidated accounting period
Earnings per share	¥62.86	¥134.29	¥119.52	¥57.56

(Non-consolidated financial statements)

1.	Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
March 31	2020	2021	2021
Assets:
Current assets
Cash and due from banks	¥174,641	¥221,992	$2,005
Prepaid expenses	413	401	4
Accrued income	45,660	45,877	414
Accrued income tax refunds	127,541	4,380	40
Current portion of long-term loans receivables from subsidiaries and affiliates	272,025	741,493	6,698
Other current assets	59,769	88,583	800

Total current assets	680,051	1,102,729	9,961

Fixed assets
Tangible fixed assets
Buildings	80	38,262	346
Land	—	31,454	284
Equipment	12	326	3
Construction in progress	29,464	772	7

Total tangible fixed assets	29,557	70,815	640

Intangible fixed assets
Software	270	474	4

Total intangible fixed assets	270	474	4

Investments and other assets
Investment securities	645	2,200	20
Investments in subsidiaries and affiliates	6,341,210	6,393,634	57,751
Long-term loans receivable from subsidiaries and affiliates	7,173,150	7,454,394	67,333
Long-term prepaid expenses	104	438	4
Deferred tax assets	476	472	4
Other investments and other assets	3	220	2

Total investments and other assets	13,515,590	13,851,362	125,114

Total fixed assets	13,545,418	13,922,653	125,758

Total assets	¥14,225,470	¥15,025,382	$135,718

Liabilities:
Current liabilities
Short-term borrowings	¥1,228,030	¥1,278,030	$11,544
Accounts payable	39,682	17,913	162
Accrued expenses	44,409	45,025	407
Income taxes payable	12	12	0
Business office taxes payable	39	65	1
Reserve for employee bonuses	769	747	7
Reserve for executive bonuses	410	569	5
Current portion of bonds	272,025	730,422	6,598
Current portion of long-term borrowings	—	11,071	100
Other current liabilities	673	1,699	15

Total current liabilities	1,586,051	2,085,555	18,838

Fixed liabilities
Bonds	6,441,874	6,718,181	60,683
Long-term borrowings	231,275	237,989	2,150

Total fixed liabilities	6,673,150	6,956,170	62,832

Total liabilities	8,259,202	9,041,726	81,670

Net assets:
Stockholders’ equity
Capital stock	2,339,964	2,341,274	21,148
Capital surplus
Capital reserve	1,561,442	1,562,751	14,116

Total capital surplus	1,561,442	1,562,751	14,116

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	275
Retained earnings brought forward	2,046,360	2,061,118	18,617

Total retained earnings	2,076,780	2,091,538	18,892

Treasury stock	(13,983)	(13,698)	(124)

Total stockholders’ equity	5,964,203	5,981,865	54,032

Stock acquisition rights	2,064	1,791	16

Total net assets	5,966,267	5,983,656	54,048

Total liabilities and net assets	¥14,225,470	¥15,025,382	$135,718

2.	Non-consolidated statements of income

Year ended March 31	Millions of yen		Millions of U.S. dollars
	2020	2021	2021

Operating income:
Dividends on investments in subsidiaries and affiliates	¥659,428	¥304,866	$2,754
Fees and commissions received from subsidiaries	9,087	7,817	71
Interests on loans receivable from subsidiaries and affiliates	165,319	170,775	1,543

Total operating income	833,835	483,459	4,367

Operating expenses:
General and administrative expenses	26,146	30,791	278
Interest on bonds	161,535	160,013	1,445
Interest on long-term borrowings	6,843	4,516	41

Total operating expenses	194,525	195,322	1,764

Operating profit	639,310	288,137	2,603

Non-operating income:
Interest income on deposits	70	17	0
Fees and commissions income	1	0	0
Other non-operating income	130	446	4

Total non-operating income	202	465	4

Non-operating expenses:
Interest on short-term borrowings	4,312	4,298	39
Fees and commissions payments	120	32	0
Amortization of bond issuance cost	5,816	4,695	42
Other non-operating expenses	—	174	2

Total non-operating expenses	10,249	9,200	83

Ordinary profit	629,263	279,402	2,524

Extraordinary loss:
Valuation loss on stocks of subsidiaries and affiliates	—	2,943	27

Total extraordinary loss	—	2,943	27

Income before income taxes	629,263	276,458	2,497

Income taxes-current	(6,803)	(5,511)	(50)
Income taxes-deferred	(62)	3	0

Income taxes	(6,865)	(5,508)	(50)

Net income	¥636,128	¥281,966	$2,547

	Yen		U.S. dollars
	2020	2021	2021
Per share data:
Earnings per share	¥462.60	¥205.78	$1.86
Earnings per share (diluted)	462.33	205.68	1.86

3.	Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus
Year ended March 31, 2020	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	¥2,339,443	¥1,560,921	¥—	¥1,560,921
Changes in the fiscal year:
Issuance of new stock	521	521		521
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(250)	(250)
Cancellation of treasury stock			(101,673)	(101,673)
Transfer from retained earnings to capital surplus			101,923	101,923
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	521	521	—	521

Balance at the end of the fiscal year	¥2,339,964	¥1,561,442	¥—	¥1,561,442

	Millions of yen
	Stockholders’ equity
	Retained earnings
	Other retained earnings
Year ended March 31, 2020	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	¥30,420	¥1,767,989	¥1,798,409
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(255,834)	(255,834)
Net income		636,128	636,128
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Transfer from retained earnings to capital surplus		(101,923)	(101,923)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	278,370	278,370

Balance at the end of the fiscal year	¥30,420	¥2,046,360	¥2,076,780

	Millions of yen
	Stockholders’ equity		Stock acquisition rights
Year ended March 31, 2020	Treasury stock	Total		Total net assets
Balance at the beginning of the fiscal year	¥(16,302)	¥5,682,471	¥2,539	¥5,685,011
Changes in the fiscal year:
Issuance of new stock		1,043		1,043
Cash dividends		(255,834)		(255,834)
Net income		636,128		636,128
Purchase of treasury stock	(100,088)	(100,088)		(100,088)
Disposal of treasury stock	733	483		483
Cancellation of treasury stock	101,673	—		—
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the fiscal year			(475)	(475)

Net changes in the fiscal year	2,318	281,732	(475)	281,256

Balance at the end of the fiscal year	¥(13,983)	¥5,964,203	¥2,064	¥5,966,267

	Millions of yen
	Stockholders’ equity
		Capital surplus
Year ended March 31, 2021	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	¥2,339,964	¥1,561,442	¥—	¥1,561,442
Changes in the fiscal year:
Issuance of new stock	1,309	1,308		1,308
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(65)	(65)
Transfer from retained earnings to capital surplus			65	65
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	1,309	1,308	—	1,308

Balance at the end of the fiscal year	¥2,341,274	¥1,562,751	¥—	¥1,562,751

	Millions of yen
	Stockholders’ equity
	Retained earnings
	Other retained earnings
Year ended March 31, 2021	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	¥30,420	¥2,046,360	¥2,076,780
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(267,143)	(267,143)
Net income		281,966	281,966
Purchase of treasury stock
Disposal of treasury stock
Transfer from retained earnings to capital surplus		(65)	(65)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	14,757	14,757

Balance at the end of the fiscal year	¥30,420	¥2,061,118	¥2,091,538

	Millions of yen
	Stockholders’ equity		Stock acquisition rights
Year ended March 31, 2021	Treasury stock	Total		Total net assets
Balance at the beginning of the fiscal year	¥(13,983)	¥5,964,203	¥2,064	¥5,966,267
Changes in the fiscal year:
Issuance of new stock		2,618		2,618
Cash dividends		(267,143)		(267,143)
Net income		281,966		281,966
Purchase of treasury stock	(61)	(61)		(61)
Disposal of treasury stock	347	281		281
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the fiscal year			(272)	(272)

Net changes in the fiscal year	285	17,661	(272)	17,388

Balance at the end of the fiscal year	¥(13,698)	¥5,981,865	¥1,791	¥5,983,656

	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus
Year ended March 31, 2021	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	$21,136	$14,104	$—	$14,104
Changes in the fiscal year:
Issuance of new stock	12	12		12
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(1)	(1)
Transfer from retained earnings to capital surplus			1	1
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	12	12	—	12

Balance at the end of the fiscal year	$21,148	$14,116	$—	$14,116

	Millions of U. S. dollars
	Stockholders’ equity
	Retained earnings
	Other retained earnings
Year ended March 31, 2021	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	$275	$18,484	$18,759
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(2,413)	(2,413)
Net income		2,547	2,547
Purchase of treasury stock
Disposal of treasury stock
Transfer from retained earnings to capital surplus		(1)	(1)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	133	133

Balance at the end of the fiscal year	$275	$18,617	$18,892

	Millions of U. S. dollars
	Stockholders’ equity		Stock acquisition rights
Year ended March 31, 2021	Treasury stock	Total		Total net assets
Balance at the beginning of the fiscal year	$(126)	$53,872	$19	$53,891
Changes in the fiscal year:
Issuance of new stock		24		24
Cash dividends		(2,413)		(2,413)
Net income		2,547		2,547
Purchase of treasury stock	(1)	(1)		(1)
Disposal of treasury stock	3	3		3
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the fiscal year			(2)	(2)

Net changes in the fiscal year	3	160	(2)	157

Balance at the end of the fiscal year	$(124)	$54,032	$16	$54,048

Independent Auditor’s Report

To the Board of Directors of

Sumitomo Mitsui Financial Group, Inc.:

Opinion

We have audited the accompanying consolidated financial statements of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its consolidated subsidiaries (collectively referred to as “the Group”), which comprise the consolidated balance sheets as at March 31, 2021 and 2020, the consolidated statements of income, comprehensive income, changes in net assets and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at March 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The reasonableness of management’s assessment of the reserve for possible loan losses for SMBC’s corporate loans
The key audit matter	How the matter was addressed in our audit

In the consolidated balance sheet of Sumitomo Mitsui Financial Group, Inc. and its consolidated subsidiaries (collectively referred to as the “Group”) as of March 31, 2021, the reserve for possible loan losses (the “Reserve”) was ¥456,861 million on loans and bills discounted (the “Loans”) of ¥85,132,738 million (or approximately 35.1% of total assets). Included in such balances were mainly corporate loans and the related reserve of Sumitomo Mitsui Banking Corporation (“SMBC”), a commercial banking subsidiary.

The primary procedures we performed to assess the reasonableness of management’s assessment of the Reserve for SMBC’s corporate loans included the following:

(1)   Internal control testing

We evaluated the design and tested the operating effectiveness of certain of SMBC’s internal controls over its process to assess the Reserve for SMBC’s corporate loans, which included addressing the impact of COVID-19. In this assessment, we focused on the controls that related to:

•  approval of the internal rules for accounting for the Reserve, including the criteria for self-assessment and the policy for write-offs and provisions;

As discussed in “Notes (Significant accounting policies for preparing consolidated financial statements), 4. Accounting policy, (5) Reserve for possible loan losses” to the consolidated financial statements, SMBC assesses all claims including the Loans in accordance with the internal criteria for self-assessment of asset quality, and classifies borrowers into credit categories through examining individual credit risk profiles. On the basis of each borrower category, reserves and write-offs are recorded based on the historical loan-loss ratios or the probability of default, and a discounted cash flow (DCF) method in accordance with its internal policy for write-offs and provisions. Additionally, considering the recent economic environment and risk factors, a potential loss amount that is deemed to have incurred in specific portfolios, among others, is reflected in the Reserve based on an overall assessment of a probable future outlook for those portfolios that has not been fully captured in the historical data or individual borrower classification.

Further, as discussed in “Notes (Significant accounting estimates)” and “Notes (Additional information)”, the assessment of the Reserve for SMBC’s corporate loans involved significant estimation uncertainty, and required a high level of management judgment primarily in the following aspects:

•  classifying borrowers into appropriate credit categories through performing an obligor-specific qualitative assessment, including the use of forward-looking information;

•  determining whether additional provisions for specific portfolios, among others, are deemed necessary, and selecting appropriate methodologies to estimate such provisions based on the future outlook in light of the recent economic environment and risk factors; and

•  projecting future cash flow scenarios as an input to the DCF method for borrowers with large claims classified mainly as substandard or lower level classifications.

During the course of the assessment in the current fiscal year, it was required to incorporate, especially, the impact of the spread of COVID-19, which remained uncertain. Included in such an assessment were evaluating any adverse impact on individual borrowers including their liquidity positions, as well as estimating the credit risk implications of changes in the economic environment and market conditions caused by voluntary restraints and other restrictions on social and economic activities, considering the effects of government support programs on the trends of bankruptcy cases and other attributes.

•  validation of the obligor grading models;

•  classification of individual borrowers into credit categories through a qualitative assessment;

•  determination of additional provisions for specific portfolios, among others, based on the future outlook in light of the recent economic environment and risk factors; and

•  projection of future cash flow scenarios used in the DCF method.

(2)   Evaluation of the appropriateness of the policy for reserve for possible loan losses and the obligor grading models

We evaluated the policy for provisions for compliance with the accounting principles generally accepted in Japan. Additionally, we involved credit risk specialists with industry-specific knowledge and expertise who assisted us in evaluating the obligor grading models, which provided the basis for borrower classification, through analyzing the consistency of obligor grades with external ratings, and also through retrospectively assessing the models’ capability to identify potentially defaulting borrowers.

(3)   Evaluation of the appropriateness of borrower classification taking into account qualitative factors

For SMBC’s corporate borrowers that we selected based on certain criteria, we evaluated the appropriateness of borrower classification taking into account qualitative factors including a prolonged impact of COVID-19 through:

•  analyzing the borrowers’ current business performance including liquidity positions;

•  assessing the reasonableness of the borrowers’ business plans as a basis for management’s borrower classification, by comparing the plans with the industry outlook and the recent performance, and also by analyzing the impact of stressed scenarios and other factors considered by management;

•  analyzing the forecasts of liquidity position incorporating financial support programs by governments and financial institutions in each country and the borrowers’ business plans; and

We, therefore, determined that management’s assessment of the Reserve for SMBC’s corporate loans, specifically, classifying borrowers into credit categories through a qualitative assessment, determining additional provisions for specific portfolios, among others, based on the future outlook in light of the recent economic environment and risk factors, and projecting cash flow scenarios used in the DCF method, was of most significance in our audit of the consolidated financial statements for this fiscal year, and accordingly, a key audit matter.

•  evaluating the implications on borrower classification from management’s credit decisions in response to the situation of individual customers, such as the renewal at maturity or modifications to terms and conditions of the facilities that were originally provided to support customers’ liquidity during the COVID-19 pandemic.

(4)   Evaluation of additional provisions for specific portfolios based on the future outlook in light of the recent economic environment and risk factors

Given that uncertainty remained over the impact of COVID-19 on the economic environment, we evaluated the reasonableness of additional provisions for specific portfolios, among others, through:

•  analyzing the respective industry environment by referencing the relevant indices and other information published by external agencies;

•  assessing the appropriateness of the selection of portfolios subject to additional provisions, by analyzing the effects of financial support programs from governments and financial institutions in each country on the trends of bankruptcy cases and other attributes, and also by analyzing the observed trends in recent revisions of internal ratings by portfolios;

•  assessing the appropriateness of the method used to estimate additional provisions considering the nature of and risk factors identified in each portfolio; and

•  assessing the consistency of assumptions used in estimating additional provisions, especially the assumption about the extent to which changes in economic environment and market conditions caused by voluntary restraints and other restrictions on social and economic activities have an impact on each portfolio with the respective industry environment.

(5)   Evaluation of the reasonableness of future cash flow scenarios used in the DCF method

For borrowers that we selected based on certain criteria among those in scope of the DCF method, we evaluated the reasonableness of future cash flow scenarios through:

•  analyzing the feasibility of the restructuring plans considering the recent economic environment and the prospect of the impact of COVID-19;

•  analyzing the current progress against the restructuring plans; and

•  assessing the borrower’s ability to repay in light of the schedule and underlying sources of repayments based on the restructuring plans.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the directors and the corporate executive officers’ performance of their duties with regard to the design, implementation and maintenance of the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in Japan will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Convenience Translation

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2021 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in basis of presentation in the notes to the consolidated financial statements.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

We do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

/s/ Toshihiro Otsuka

Designated Engagement Partner

Certified Public Accountant

/s/ Noriaki Habuto

Designated Engagement Partner

Certified Public Accountant

/s/ Kazuhide Niki

Designated Engagement Partner

Certified Public Accountant

KPMG AZSA LLC

Tokyo Office, Japan

June 28, 2021